Exhibit 99.3

index
     1.   Highlights                                                      2
     2.   Operational overview                                            6
     3.   Group performance                                               12
     4.   Group balance sheet                                             13
     5.   Group cash flow                                                 13
     6.   Group capital expenditure                                       14
     7.   Segment performance                                             15
     8.   Employees                                                       21
     9.   Condensed consolidated interim financial statements             22
     10.  Supplementary information                                       55

1. Highlights
Johannesburg, South Africa - November 13, 2006, Telkom SA Limited (JSE and NYSE:
TKG), South Africa's largest communications group today announced Group results for the six months ended September 30, 2006. The Group delivered a solid performance across both business segments primarily as a result of continued growth in the fixed-line and mobile businesses.
GROUP FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006
o Operating revenue up 7.3% to R25,147 million
o 0.8% growth in operating profit to R7,685 million
o 40.7% group EBITDA margin
o 6.6% net debt increase to R11,659 million, and net debt to equity ratio of
41.6%
o Headline earnings increased by 10.6% to 874.7 cents per share
o Basic earnings increased by 7.5% to 868.1 cents per share
Statement by Papi Molotsane, Chief Executive Officer:
"The Telkom Group has delivered a commendable performance across all business segments, reporting headline earnings per share growth of 10.6% to 874.7 cents per share.
The fixed-line business' focus on growing annuity revenue streams and increasing the contribution of data services has resulted in revenue increasing by 0.7%. The 3.1% increase in operating expenses to maintain the quality and functionality of our network is a testament to our determination to improve service levels.
The mobile business has again delivered an excellent performance increasing estimated market share to 59%.
Telkom is operating in a challenging environment and our commitment of staying ahead of the curve is evident in the 41.0% increase in fixed-line capital expenditure. It is imperative that we be able to take our customers into the future ICT landscape. We believe that the next generation network we are deploying will provide our customers with world class ICT solutions and ensure long-term sustainable returns for our shareholders."
SOLID FINANCIAL PERFORMANCE
The Group has delivered a solid performance for the six months ended September 30, 2006. Group operating revenue increased 7.3% to R25,147 million and group operating profit increased 0.8% to R7,685 million. The Group earnings before interest, tax, depreciation and amortisation ("EBITDA") margin declined to 40.7% compared to 44.5% in the six months ended September 30, 2005. This was mainly due to a lower fixed-line EBITDA margin of 42.0% for the six months ended September 30, 2006 compared to 46.6%, for the six months ended September 30, 2005, as a result of increased fixed-line operating expenditure partially offset by strong fixed-line data revenue growth. The EBITDA margin of 33.8% for the mobile business decreased marginally compared to 34.4% in the six months ended September 30, 2005 mainly as a result of increased operating expenditure partially offset by increased revenues resulting from strong customer growth.
Headline earnings per share for the six months ended September 30, 2006 grew by 10.6% to 874.7 cents per share and basic earnings per share grew 7.5% to 868.1 cents per share. The strong growth in earnings was attributed to the increase in operating profit and a 41.3% reduction in finance charges.
Cash generated from operations increased 4.9% to R9,046 million and facilitated capital expenditure of R4,193 million and the repurchase of 11,053,865 Telkom ordinary shares to the value of R1,454 million. Our Group net debt to equity ratio of 41.6% at September 30, 2006, has increased from 23.2% at March 31, 2006.



         Summary group financial results
                                               Year ended
                                                March 31,        Six months ended September 30
                                                 Restated                Restated
In ZAR millions                                      2006                    2005           2006              %
Operating revenue                                  47,625                  23,447         25,147            7.3
Operating profit                                   14,677                   7,625          7,685            0.8
EBITDA(3)                                          20,553                  10,429         10,225          (2.0)
Capital expenditure(1)                              7,506                   3,096          4,190           35.3
Operating free cash flow                            7,104                   2,645          1,396         (47.2)
Net debt                                            6,828                  10,935         11,659            6.6
Basic EPS (ZAR cents)                             1,746.1                   807.4          868.1            7.5
Headline EPS (ZAR cents)(3)                       1,728.6                   790.6          874.7           10.6
Operating profit margin (%)                          30.8                    32.5           30.6
EBITDA margin (%)                                    43.2                    44.5           40.7
Net debt to equity (%)                               23.2                    44.6           41.6
After tax operating return on
assets (%)(2)                                        25.6                    13.0           11.9
Capex to revenue (%)(2)                              15.8                    13.2           16.7
1. Including spend on intangibles
2. Not annualized
3. EBITDA and headline earnings have been reconciled to net profit - Refer to page 55


OPERATIONAL DATA
                                                          As at
                                                      March 31,                          As at September 30
                                                           2006              2005                2006                %
Fixed-line data
Fixed access lines ('000)1                                4,708             4,730               4,675            (1.2)
Postpaid - PSTN                                           2,996             3,011               2,996            (0.5)
Postpaid - ISDN channels                                    693               682                 708              3.8
Prepaid                                                     854               870                 807            (7.2)
Payphones                                                   165               167                 164            (1.8)
Fixed-line penetration rate (%)                            10.0              10.1                 9.9            (2.0)
Revenue per fixed access line (ZAR)(6)                    5,304             2,661               2,611            (1.9)
Total fixed-line traffic (millions of
minutes)(6)                                              31,015            15,905              14,844            (6.7)
Local                                                    18,253             9,523               8,430           (11.5)
Long distance                                             4,446             2,258               2,298              1.8
Fixed-to-mobile                                           4,064             2,027               2,017            (0.5)
International outgoing                                      515               246                 265              7.7
International VoIP                                           83                47                  20           (57.4)
Interconnection                                           3,654             1,804               1,814              0.6
Mobile interconnection                                    2,299             1,117               1,170              4.7
International interconnection                             1,355               687                 644            (6.3)
Managed data network sites                               16,887            14,316              19,890             38.9
Internet subscribers(2)                                 284,908           261,721             300,570             14.8
ADSL subscribers(3)                                     143,509            95,290             190,172             99.6
Fixed-line employees
(excluding subsidiaries)                                 25,575            25,636              25,826              0.7
Fixed-line employees
(including subsidiaries)                                 26,156            26,222              26,434              0.8
Fixed access lines per fixed-line employee (4)              184               185                 181            (2.2)
Mobile data(4)
Total customers ('000)                                   23,520            19,122              25,753             34.7
South Africa
Mobile customers ('000)                                  19,162            15,773              20,201             28.1


Contract                                                  2,362             2,092               2,675             27.9
Prepaid                                                  16,770            13,653              17,440             27.7
Community services telephones                                30                28                  86            207.1
Mobile churn (%)                                           17.7              17.4                  43            147.1
Contract                                                   10.0               9.3                11.0             18.3
Prepaid                                                    18.8              18.7                47.7            155.1
Estimated mobile market share (%)                          57.9              56.9                59.0              3.5
Mobile penetration (%)                                     70.6              59.1                72.2             22.2
Total mobile traffic (millions of
minutes)(6)                                              17,066             8,038               9,721             20.9
Mobile ARPU (ZAR)(6)                                        139               147                 124           (15.6)
Contract                                                    572               588                 528           (10.2)
Prepaid                                                      69                71                  61           (14.1)
Community services                                        1,796             1,960               1,017           (48.1)
Number of mobile employees                                4,148             4,119               4,137              0.4
Mobile customers per mobile employee                      4,620             3,829               4,883             27.5
Other African countries
Mobile customers (thousands)                              4,358             3,349               5,552             65.8
Number of mobile employees                                1,154             1,181               1,184              0.3
Number of mobile customers per
mobile employee                                           3,776             2,836               4,689             65.3
1. Excludes Telkom internal lines of 107,604 (September 30, 2005: 106,513)
2. Includes Telkom Internet ADSL, satellite and dial-up subscribers
3. Excludes Telkom internal lines of 397(September 30, 2005: 299)
4. Based on number of Fixed-line employees, excluding subsidiaries
5. 100% of Vodacom data
6. For the six months ended

2. Operational overview
DELIVERED TO ALL STAKEHOLDERS
The Group is delivering on its strategic intent to create long-term value for stakeholders in the six months ended September 30, 2006 by striving to fulfill customer needs through introducing innovative products and delivering solid financial returns to shareholders.
The fixed-line revenue held up well, improving 0.7% despite tariff reductions on certain products and the loss of dial-up minutes due to our ADSL rollout. The decrease in call traffic volumes of 7% were offset by 65% volume growth in data services, increased revenue from subscriptions and connections and rental and service fees. EBITDA margins decreased mainly due to an increase in employee expenses as a result of an increased headcount necessary to deliver on improving service levels and the deployment of the NGN as well as salary increases, increased medical aid expenses and increased bonus provisioning. Selling, general and administrative expenses increased as expected largely due to material and maintenance and marketing. Depreciation was 18.8% lower due to the extension of useful lives of certain assets.
South African Mobile customers increased 28.1% during the six months to September 30, 2006, reinforcing Vodacom's market leadership position in South Africa. Exceptional customer growth and continued efficiencies in the mobile business resulted in a marginal EBITDA margin decrease of 33.8% against a 15.6% decline in South African ARPUs.
INCREASING IMPORTANCE OF DATA REVENUE
The fixed-line business achieved a 13.5% increase in data revenue for the six months ended September 30, 2006, with strong growth in all data revenue categories.
ADSL adoption in the consumer and small and medium size business segment increased in the 2006 interim period to 190,172 subscribers. Telkom has accelerated the fibre roll-out to shorten copper loop lengths and accelerated the roll-out of IMAX - an integrated multi access platform - for wireline services and WIMAX for wireless services. The ADSL customisation of SA's self install option is close to completion. Telkom is well on its way to achieve ADSL penetration of 15% - 20% of fixed access lines by 2010.
The continuing demand for broadband during the six months ended September 30, 2006, has resulted in strong growth in fixed-line's leased line and other data services revenue of 8.8%. Revenue from cellular operator fixed links has increased from R600 million in the six months ended September 30, 2005 to R803 million in the six months ended September 30, 2006, mainly as a result of the roll-out of cellular operators' 3G networks.
Telkom's vision is to become an ICT solutions partner for corporate and business customers, moving up the value chain, providing higher value products and services to our traditional voice and data customers. This strategy has been validated by our success in winning large corporate customer accounts and delivering to their ICT requirements from voice products and services to network management. Our VPN Supreme and Customer Network Care products aimed mainly at the medium to large sized business, have enjoyed success through alignment with customers' requirements.
Vodacom's data revenue increased by 61.5% to R722 million (50% share) for the six months ended September 30, 2006 from R447 million (50% share) for the six months ended September 30, 2005, contributing 7.4% (September 30, 2005: 5.5%) to mobile operating revenue.
Growth in mobile data revenue is mainly due to the launch of new data initiatives such as 3G, HSDPA, Mobile TV, Vodafone live!, BlackBerry(R) and the continued popularity of SMS.
Telkom made an offer to Business Connexion's ("BCX") shareholders to acquire 100% of BCX for R2.5 billion. The offer price constitutes R9 per share, plus BCX to pay a special dividend of 25 cents per share. Telkom believes that the BCX acquisition provides a good opportunity to create shareholder value as it enables Telkom to enter the data hosting and desktop management market. These services are complementary to the value adding products and services being developed within Telkom. The Competition Commission has agreed to refer the matter to the Competition Tribunal by November 17, 2006 and a pre-hearing is scheduled at the Competition Commission for November 24, 2006.
On August 31, 2006 Telkom announced the creation of Telkom Media (Pty) Ltd, a private company with a 41.5% Black Economic Empowerment shareholding, which on August 31,2006 applied to ICASA for a commercial satellite and cable subscription broadcast licence. Telkom Media will offer two media- and entertainment services: satellite pay-TV and cable TV (IPTV). Initial offerings in the satellite subscription service will provide subscribers with access to seven locally compiled television channels which will contain a significant amount of local content. Entry into the bouquet will be priced at a level that is favourable to the majority of South Africans.
Telkom's entrance into the pay-TV market opens new opportunities for it in the Information, Communications and Entertainment space and is in line with its strategy to provide converged solutions and satisfy the diverse needs of an increasingly sophisticated customer base. POSITIVE CUSTOMER RESPONSE TO NEW INNOVATIVE PRODUCTS AND SERVICES
Telkom's aim to secure and increase its annuity revenue streams and to enhance the customer experience by introducing innovative value enhancing bundled products and services has been borne out by the phenomenal take up of Telkom Closer and other enhanced PC bundled products.
Telkom Closer bundles rental, call answer, Standard time minutes and Callmore minutes into a package which allows the customer to pay a flat monthly charge. Demand for the product has been strong, resulting in the sign up of 180,258 customers since the launch in February 2006.
PC Bundled products introduced in July 2005 have already been accepted well by the market with
920 bundles sold in the month of September 2006. The multiple choices of bundled options should lead to increased network utilisation.
Another new product, Telkom PD Connect, is geared towards gated communities, multi tenanted complexes and business developments. The product offers bundled voice, data and video services and is promoted through a strategic alliance between Telkom and property developers.
The business segment has responded positively to both Telkom Supreme Call and particularly well to VPN Supreme which has shown 355% growth in the last 18 months. Telkom's Internet Protocol VPN extended coverage now spans across 70 countries and over 700 cities globally.
Other value added products that have received a positive response include:
o The provision of free medical emergency response for fixed-line customers by Netcare 911;
o SpaceStream providing satellite access; and o Office Suite providing office functionality to the small and medium enterprise market.
Through bundled products Telkom intends to increase its annuity income, create a value comparison for the customer and improve our competitive position.
Telkom's strategic intent to retain and grow revenue has led to the development of a flat rate plan to combat the negative minutes of use trend in the consumer market. In addition, arbitrage opportunities between local and long distance and the gap between Standard time and Callmore rates are being reduced while continuous tariff rebalancing is taking place.
TOTAL MOBILE CUSTOMERS UP BY 34.7% TO 25.8 MILLION

Vodacom performed strongly in the six months ending September 30, 2006, improving estimated South African market share to approximately 59%. Telkom's 50% share of Vodacom's profit from operation increased 17.5% to R2,483 million. Mobile operating profit margin decreased to 25.5% while mobile EBITDA increased 18.2% to R3,289 million. EBITDA margin decreased to 33.8% from 34.4% in the previous comparable period.
Vodacom's South Africa customer base increased 28.1% to 20.2 million customers.
Vodacom South Africa's continued focus on retentions in the six months ended September 30, 2006 ensured a low South African contract churn of 11.0% (September 30, 2005: 9.3%). South African prepaid churn of 47.7% for the six months ended September 30, 2006 was largely the result of a once-off rule change to disconnect 2.4 million SIM cards which were only carrying call forward traffic to voicemail. The blended South African ARPU over the six months ended September 30, 2006 was R124, (September 30, 2005: R147). Outside South Africa, Vodacom grew its customer base by 65.8% to 5.6 million customers as at September 30, 2006 (September 30, 2005: 3.3 million). Vodacom Tanzania achieved a substantial 61.5% increase in customers to 2.6 million as at September 30, 2006(September 30, 2005: 1.6 million). Vodacom Congo saw a 64.0% increase in customers to 2.0 million customers as at September 30, 2006 (September 30, 2005:
1.2 million). Vodacom Lesotho increased its customer base by 39.2% to 238,000 customers as at September 30, 2006(September 30, 2005: 171,000). Vodacom Mozambique increased its customer base substantially by 106.5% to 694,000 customers as at September 30, 2006 (September 30, 2005: 336,000).
FOCUSED ON ACHIEVING IMPROVED SERVICE LEVELS
The increased demand for our products and services has seen our service levels come under pressure necessitating an increase in headcount to improve service levels.
One of Telkom's key strategic focus areas is improving customer centricity. This includes network reliability and market focused products and services. Indirect customer interface has been enhanced through indirect sales channels (for distribution of Telkom products by Woolworths), Smart Moves (to simplify adoption of services by new home owners in partnership with banking institutions) and the External Sales Agent Programme which allows vendors to sell Telkom products and services. Telkom has also repositioned customer facing outlets and launched projects to improve customer communication and improve the internal processes for the installation of new services.
COMPETITIVE PRICING AND VOLUME GROWTH

Telkom reduced prices on it's regulated basket of products and services by 2.1%.
From August 1, 2006, the following price changes have been effective:

o ADSL rental                   24%             average decrease
o Long distance                 10%             decrease
o International                 10%             average decrease
o Data                          9%              average decrease
o Rental (analogue lines)       8%              increase

Rebalancing of tariffs is designed to allow effective competition in all areas going forward. The reduction of telecommunication costs should benefit all South Africans and contribute positively to the economy.
CONTINUOUS ADVANCEMENT OF OUR NETWORK
Currently Telkom is deploying Metro Ethernet NG-SDH, a platform for converged multimedia services to support metropolitan network bandwidth requirements and soft-switching platforms, aimed mainly at the business community. The deployment of IMAX - a multi service access platform including narrowband and broadband service for wireline application together with WiFi and WiMAX is being accelerated. IMAX is largely for the benefit of residential consumer markets. Various IP based services such as VoIP, IPTV and hosted PBX are being implemented as replacement technology for the backbone network.
In line with customer demand and sound financial criteria, we will continue to invest in improving our network and the orderly migration to an IP base network to supply next generation products and services.
RECOGNITION OF THE VALUE OF OUR EMPLOYEES
Telkom believes that its skilled and experienced workforce is its competitive advantage. Rapidly changing technology, increasing specialisation requirements and capacity gaps necessitate ongoing development and training requirements. Telkom continues to invest significantly in its employees to ensure that the appropriate business skills are available to meet customer requirements. For the six months ended September 30, 2006, Telkom spent R228.7 million (September 30, 2005:R105.3 million) on training and development and employees participated in 76,004 (September 30, 2005: 71,646) facilitator led training days.
SIGNIFICANT RETURNS TO SHAREHOLDERS AND EMPLOYEE SHARE OWNERSHIP
In the six months ended September 30, 2006, the Company repurchased 11.1 million shares to the value of R1,454 million (including costs) which are in the process of being cancelled as issued share capital and restored as authorised but unissued share capital.
The AGM held on October 20, 2006 granted the Board of Directors further authority to buy back shares to a limit of 20% of shares in issue.
The Telkom Board approved a grant of 1,824,984 shares with effect from June 2, 2006, to employees in terms of the Telkom Conditional Share Plan.
As previously communicated, Telkom aims to pay a steadily growing annual ordinary dividend. The level of dividend will be based upon a number of factors, including, among other things, the assessment of financial results, available growth opportunities,capital and operating expenditure requirements the Group's net debt level, interest coverage and future expectations, including internal cash flows and share buybacks.
THE REGULATORY ENVIRONMENT
Telkom faces regulatory challenges and through constructive dialogue endeavours to achieve a regulatory framework that is realistic, equitable and beneficial to the industry. The following details the main regulatory issues affecting the industry and Telkom.
Electronic Communications(EC) Act
The EC Act, No 36 of 2005, was promulgated on July 19, 2006. The primary aim of the Act is to promote convergence in the broadcasting, broadcasting signal distribution and telecoms sectors and to provide the legal framework for convergence of these sectors.
The Act will liberalise the market further and will result in a change in the licensing structure. Essentially, separate licenses will be granted for the provision of infrastructure, communication services and broadcasting services. All existing licensees will need to be issued with new licenses.
The EC Act creates challenges as well as opportunities that Telkom will certainly explore. In parallel with the EC Act, the ICASA Act has been amended, effective from July19, 2006.
Interconnection and Facilities Leasing
Current regulations make provision for cost based interconnection and facilities leasing. Telkom submitted its regulatory accounts on a fully allocated costs basis to ICASA in September 2005, and long run incremental costs (LRIC) statements were submitted on September 29, 2006 together with updated fully allocated costs regulatory accounts.
Operators classified as "major" operators are required to supply interconnection services and facilities that ICASA has determined to be "essential" to "public" operators at cost based tariffs as entitled to by the provisions of their licenses. Telkom has been declared a "major" operator by ICASA.
Public hearings were held by ICASA on new interconnection and facilities leasing regulations in late March 2006. The final regulation has not yet been published. The draft regulations propose that LRIC based interconnection be extended to all licensees.
Telkom and NeotelPty) Limited, South Africa's second national operator are in talks on interconnection and facilities leasing agreements.
Number Portability (NP)
In terms of regulations published in September 2005, Telkom is expected to provide portability in blocks of 10,000 numbers two months after Neotel's, launch of services in blocks of 1,000 numbers four months after Neotel's launch of services and individual number portability 12 months after it is requested to provide it. Neotel has, requested NP in February 2006 and discussions on the implementation of the required inter-operator systems are under way. However, since the functional specifications for the implementation of NP between fixed-line operators have not yet been finalised no material progress can be made in this regard.
ICASA has indicated that mobile Number Portability will be introduced as from November 10, 2006.
Local loop unbundling
Telkom is required, in terms of existing regulations, to provide Neotel with shared access to its local loop.
Although the Telecommunications Act, 103 of 1996, provided that no general local loop unbundling will be required for the first two years of operation of Neotel, the EC Act, which repeals the Telecommunications Act, makes provision for unbundling of the local loop, subject to ICASA making the necessary regulations. ADSL regulations
ADSL regulations have been published. These primarily provide a framework for the terms and conditions under which ADSL services must be provided, and the tariffs structure thereto.
Interception of Communication and Communication-related Information Act
The effective date of the Act is September 30, 2005 with the exception of the provisions dealing with customer registration which is effective June 30, 2006. Subscriber registration
The Act requires customers to produce an identification document and a physical address which the operator must verify.

The mobile operators have succeeded in obtaining, in principle, support for an electronic registration process. The legislative amendments to effect the changes have not yet been effected. Telkom and Vodacom are in a position to intercept communications and register subscribers. However, the Act does place onerous conditions on operators and, therefore, Telkom continues to engage the authorities on the practical implications of the Act.
Conclusion
Telkom believes that it is well placed to deal with all regulatory challenges facing Telkom. Telkom actively plans and analyses multiple regulatory scenarios to ensure that it is prepared for changes in regulation.
TELKOM IS A LEADER IN TRANSFORMATION
Telkom has always viewed South Africa's effective transformation as imperative for its own sustainable long-term growth. Telkom concurs with the view that BEE should seek to deliver meaningful and truly broad-based empowerment to the majority of South Africa's people. The draft Information and Communication Technology ICT BEE Charter has been agreed to by the industry and it is expected to be aligned with the Department of Trade and Industry (DTI) Codes of Good Practice. DTI's Codes are in draft form and are awaiting finalisation.
Telkom spent R3.9 billion on empowered or significantly empowered suppliers for six months ended September 30, 2006.
Telkom's transformation progress has been consistently recognised. Telkom was placed fifth out of 200 companies in the annual 2006 FM/Empowerdex Most Empowered Company in SA Survey.
Telkom's social investment programme through the Telkom Foundation has continued to contribute to the positive transformation of disadvantaged communities through social investments aimed at achieving sustainable development. The social investment programmes have continued to focus on the following three main focus areas:
o Education and Training;
o Empowerment of Women, Children and People with Disabilities; and
o ICT Planning and Infrastructure rollout.
The Telkom Foundation was recognised for its commitment, receiving numerous awards and recognition. The most notable being the PMR Awards for first overall winner on corporate care within the telecommunications sector, gold status on social upliftment, BEE, job creation and training.
STRATEGY
Telkom's vision is to be a leading customer and employee centred Information and Communications Technology (ICT) solutions service provider. Telkom is delivering on balancing the needs of all stakeholders to ensure long-term sustainable and profitable growth of the business.
The accelerated liberalisation of the market, in particular the implications of the Electronic Communications Act, the emergence of new technologies and customer demand is clearly material to Telkom's strategic intentions. Telkom believes that it is strongly positioned to compete effectively in a liberalised market. Customer service excellence through a skilled and dedicated workforce with greater product and service choice and value for customers will ensure long-term value creation. Telkom will pursue opportunities to provide the full spectrum of ICT solutions including voice, data, video and internet services increasingly through broadband penetration.
To ensure that Telkom can sustain the creation of value relative to developments in its dynamic and changing market environment, management are now implementing the shifts in strategic emphasis detailed in April 2006.

Telkom is focusing on the following primary imperatives to sustain long-term value creation for all its stakeholders:
o Investing in the development of employees to maintain competitive advantage;
o Enhancing customer satisfaction through customer centricity;
o Retaining revenue and generating growth;
o Evolving to a Next Generation Network in order to support profitable growth through prudent cost management; and
o Repositioning Telkom stakeholder management to create healthy external relationships.
The realisation of Telkom's strategic intentions ultimately lies in the hands of Telkom's people.
The evolution to an IP centric network is a business imperative. The evolution to a Next Generation Network in a phased approach which is based on sound commercial criteria and is being designed to enable Telkom to exploit new opportunities in the ICT solutions market.
Given the centrality of ICT to economic growth and social development, Telkom remains strategically important to the achievement of national objectives and will continue to invest significantly in the development of a viable and vibrant marketplace.
Telkom is exploring opportunities outside its borders where there is potential for growth, healthy returns and long-term value creation for its stakeholders. The focus is on data acquisitions and fixed/mobile opportunities. A detailed evaluation process is followed for each opportunity to ensure it is a strategic fit, all risks and resource requirements are understood and that the potential returns exceed our minimum requirements.
Prospects for the six months ahead
Fixed-line revenues in the financial year ending March 31, 2007 are expected to be impacted by tariff decreases, increased competition and the migration from dial-up traffic to ADSL. Our strategic initiatives to improve service levels are expected to result in above inflationary increases in operating expenses. The slower than expected start up of Neotel, market share losses and the non-implementation of Fully Allocated costs, Number Portability and Carrier Pre Selection is likely to see Telkom at the higher end of, or slightly above the guidance provided in April 2006 for fixed-line EBITDA margin of between 37% and 40% for the year ending March 31, 2007.
Fixed-line CAPEX is expected to be between 18% and 22% of revenue. The increase from the financial year ended March 31, 2006 is due to capacity increases and the accelerated evolution to an IP centric network for the introduction of a Next Generation Network. The mobile business is focused on maintaining its market share and growing revenue through value-added services. Through improved efficiencies, the EBITDA margin is expected to remain fairly stable.
The Group net debt to equity target remains the same at 50% to 70%.
3. Group performance
GROUP OPERATING REVENUE
Group operating revenue increased 7.3% to R25,147 million (September 30, 2005:
R23,447 million) in the six months ended September 30, 2006. Fixed-line operating revenue, after inter-segmental eliminations, increased 0.4% to R16,139 million primarily due to solid growth in data services and increased subscription revenue, partially offset by lower traffic and interconnection revenues. Mobile operating revenue, after inter-segmental eliminations, increased 22.2% to R9,008 million primarily due to customer growth offset by declining ARPUs.
GROUP OPERATING EXPENSES
Group operating expenses increased 9.7% to R17,675 million (September 30, 2005:
R16,109 million) in the six months ended September 30, 2006, primarily due to a 21.7% increase in operating expenses in the mobile segment to R6,899 million (after inter-segmental eliminations). Fixed-line operating expenses increased 3.2% to R10,776 (after inter-segmental eliminations) primarily due to increased employee expenses, selling, general and administrative expenses, services rendered and operating leases, partially offset by a decrease in depreciation, amortisation, impairment and write-offs and payments to other operators. The increase in mobile operating expenses of 21.7%, after inter segmental eliminations, was primarily due to increased gross connections resulting in increased costs to connect customers onto the network as well as increases in staff expenses due to an increase in the headcount to support the growth in operations. Mobile payments to other operators also increased as a result of the increased outgoing traffic terminating on other mobile networks relative to traffic terminating on the fixed-line network.
INVESTMENT INCOME
Investment income consists of interest received on short-term investments and bank accounts. Investment income decreased 21.7% to R170 million (September 30, 2005: R217 million), largely as a result of less cash available for short-term investments due to higher taxation payments.
FINANCE CHARGES
Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges decreased 41.3% to R437 million (September 30, 2005: R744 million) in the six months ended September 30, 2006, primarily due to a 4.4% decrease in interest expense to R673 million (September 30, 2005: R704 million) as a result of the redemption of local and foreign loans. In addition to the decrease in the interest expense, net fair value and exchange gains on financial instruments of R236 million (September 30, 2006: 126)
4. Group balance sheet
Solid operating performance across the Group has seen the balance sheet retain its strength and move towards a more efficient capital structure. Net debt, after financial assets and liabilities, increased 6.6% to R11,659 million (September 30, 2005: R10,935 million) resulting in a net debt to equity ratio of 41.6% from 44.6% at September 30, 2005. On September 30, 2006, the Group had cash balances of
R718 million.
During the six months ended September 30, 2006, 11.1 million shares were repurchased for R1,454 million. These shares are in the process of being cancelled as issued share capital and restored as authorised but unissued share capital. Interest-bearing debt, including credit facilities utilised, decreased 6.2% to R12,831 million (September 30, 2005: R13,675 million) in the six months ended September 30, 2006. The Group repaid R430 million of the commercial paper debt by September 30, 2006, which was partially offset by R1,146 million nominal value of commercial paper issued during the six months ended September 30, 2006.
5.Group cash flow
Cash flows from operating activities decreased 11.8% to R772 million (September 30, 2005: R875 million), primarily due to higher taxation payments offset in part by increased operational cash flows. Cash flows utilised in investing activities increased 33.3% to R4,102 million (September 30, 2005: 3,078 million), primarily due to increased capital expenditure in both the mobile and fixed-line segments. Cash utilised in financing activities primarily consists of R1,403 million for share buybacks and a R430 million repayment of commercial paper bills, which was partially offset by R1,146 million nominal value commercial paper bills issued during the six months ended September 30, 2006.

SUMMARY


                                        Year ended
                                         March 31,          Six months ended September 30
In ZAR millions                               2006          2005         2006             %
Cash generated from operations              19,724         8,625        9,046           4.9
Cash from operating activities
(after tax, interest and dividends)          9,506           875          772        (11.8)
Investing activities                       (7,286)       (3,078)      (4,102)          33.3
Financing activities                         (258)           859        (817)       (195.1)
Net increase/(decrease) in cash              1,962       (1,344)      (4,147)         208.6

6. Group capital expenditure
Group capital expenditure which included spend on intangibles, increased 35.3% to R4,190 million (September 30, 2005: R3,096 million) and represents 16.7% of Group revenue (September 30, 2005: 13.2%).


FIXED-LINE CAPITAL EXPENDITURE
                                     Year ended
                                      March 31,          Six months ended September 30
In ZAR millions                            2006         2005         2006                  %
Baseline                                  2,128          851        1,377               61.8
Portfolio                                 2,756          963        1,078               11.9
  Revenue generating                        374          150           93             (38.0)
  Network evolution                         330           76          273              259.2
  Sustainment                               596          130          173               33.1
  Effectiveness and efficiency            1,080          515          417             (19.0)
  Support                                   376           92          122               32.6
Regulatory                                   15           16          143              793.8
Other                                        36           28           21             (25.0)
                                          4,935        1,858        2,619               41.0

Fixed-line capital expenditure which include spending on intangibles, increased 41.0% to R2,619 million (September 30, 2005: R1,858 million) and represents 15.9% of fixed-line revenue (September 30, 2005: 11.3%). Baseline and revenue generating capital expenditure of R1,470 million (September 30, 2005: R1,001 million) was largely for the deployment of technologies to support the growing data services business (including ADSL footprint), links to the mobile cellular operators and expenditure for access line deployment in selected high growth residential areas. The continued focus on rehabilitating the access network and increasing the efficiencies and redundancies in the transport network contributed to the network evolution and sustainment capital expenditure of R446 million (September 30, 2005: R206 million).
Telkom continues to focus on its operations support system investment with current emphasis on workforce management, provisioning and fulfilment, assurance and customer care, hardware technology upgrades on the billing platform and performance and service management. During the six months ended September 30, 2006, R417 million (September 30, 2005: R515 million) was spent on the implementation of several systems.

MOBILE CAPITAL EXPENDITURE
                                   Year ended
                                                      Six months ended
                                   March 31,            September 30
In ZAR millions                         2006            2005    2006      %
South Africa                           2,200           1,072   1,263   17.8
Other African countries                  371             166     308   85.5
                                       2,571           1,238   1,571   26.9

Mobile capital expenditure which include spending on intangibles, (50% of Vodacom's capital expenditure) increased 26.9% to R1,571 million (September 30, 2005: R1,238 million) and represents 16.1% of mobile revenue (September 30, 2005: 15.3%) and was mainly spent on the cellular network infrastructure as a result of increased investment in South Africa for growth and investment in 3G technologies. The increase in capital expenditure in other African countries is largely was a result of an increased investment in Tanzania to accommodate the substantial growth in the subscriber base during the year.
7. Segment Performance
Telkom's operating structure comprises two segments, fixed-line and mobile. The fixed-line segment provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, TDS Directory Operations and wireless data services through our wholly owned subsidiary, Swiftnet. The mobile segment consists of our 50% joint venture interest in Vodacom.
Vodacom's results are proportionately consolidated into the Telkom Group's consolidated financial statements. This means that we include 50% of Vodacom's results in each of the line items in the Telkom Group's consolidated financial statements. Telkom Directory Services, Swiftnet, Rossal No 65 and Acajou Investments are subsidiaries which are fully consolidated in the Telkom Group's consolidated financial statements.

SUMMARY
                                  Year ended     Six months ended September 30
                                   March 31,          Restated
In ZAR millions                         2006              2005     2006       %
Operating revenue                     47,625            23,447   25,147     7.3
  Fixed-line                          32,749            16,398   16,514     0.7
  Mobile                              17,021             8,088    9,733    20.3
  Inter-segmental eliminations       (2,145)           (1,039)  (1,100)     5.9
Operating profit                      14,677             7,625    7,685     0.8
  Fixed-line                          10,242             5,512    5,202   (5.6)
  Mobile                               4,435             2,113    2,483    17.5
  Inter-segmental eliminations             -                 -        -       -
Operating profit margin (%)             30.8              32.5     30.6   (5.8)
  Fixed-line                            31.3              33.6     31.5   (6.3)
  Mobile                                26.1              26.1     25.5   (2.4)
EBITDA                                20,553            10,429   10,225   (2.0)
  Fixed-line                          14,646             7,647    6,936   (9.3)
  Mobile                               5,907             2,782    3,289    18.2
  Inter-segmental eliminations             -                 -        -       -
EBITDA margin (%)                       43.2              44.5     40.7   (8.6)
  Fixed-line                            44.7              46.6     42.0   (9.9)
  Mobile                                34.7              34.4     33.8   (1.8)

FIXED-LINE SEGMENT
The fixed-line segment provides fixed-line voice and data communications services through Telkom, directory services through our 64.9% owned subsidiary, Telkom Directory Services, and wireless data services through our wholly owned subsidiary, Swiftnet. The fixed-line segment accounted for 64.2% (September 30, 2005: 68.6%) of Group operating revenues (after inter-segmental eliminations) and 72.2% (September 30, 2005: 77.5%) of Group operating profit at September 30, 2006.
The financial information presented below for the fixed-line segment is before inter-segmental eliminations.

SUMMARY
                                  Year ended     Six months ended September 30
                                   March 31,          Restated
In ZAR millions                         2006              2005     2006       %
Revenue                               32,749            16,398   16,514     0.7
Operating profit                      10,242             5,512    5,202   (5.6)
EBITDA                                14,646             7,647    6,936   (9.3)
Capital expenditure1                   4,935             1,858    2,619    41.0
Operating profit margin (%)             31.3              33.6     31.5   (6.3)
EBITDA margin (%)                       44.7              46.6     42.0   (9.9)
Capex to revenue (%)                    15.1              11.3     15.9    40.7
1. Including spend on intangibles

FIXED-LINE OPERATING REVENUE
                                  Year ended     Six months ended September 30
                                   March 31,          Restated
In ZAR millions                         2006              2005     2006       %
Subscriptions and connections          5,803             2,836    3,050     7.5
Traffic                               17,563             8,936    8,448   (5.5)
Local                                  5,753             2,966    2,735   (7.8)
Long distance                          3,162             1,667    1,432  (14.1)
Fixed-to-mobile                        7,647             3,821    3,788   (0.9)
International outgoing                 1,001               482      493     2.3
Interconnection                        1,654               844      781   (7.5)
Mobile operators1                        760               361      400    10.8
International operators                  894               483      381  (21.1)
Data                                   6,649             3,189    3,621    13.5
Leased lines and other data            5,282             2,589    2,818     8.8
Mobile leased facilities2              1,367               600      803    33.8
Directories and other                  1,080               593      614     3.5
                                      32,749            16,398   16,514     0.7
1. Interconnection revenue includes revenue from Vodacom of R239 million (September 30, 2005: R206 million), 50% of which is eliminated on consolidation

2. Data revenue includes revenue from Vodacom of R462 million (September 30, 2005: R367 million), 50% of which is eliminated on consolidation

Operating revenue from the fixed-line segment, before inter-segmental eliminations, increased 0.7% to R16,514 million (September 30, 2005: R16,398 million) primarily due to strong growth in data services revenue and increased subscription revenue, partially offset by a decline in traffic and interconnection revenues.
Subscription and connections revenue grew 7.5% largely as a result of increased rental tariffs, increased sales of customer premises equipment, including PABX's, and penetration of higher value-added services.
Traffic revenue decreased 5.5% as a result of the acceleration of broadband adoption and the resultant loss of internet dial-up minutes as well as the increasing substitution of calls placed using mobile services rather than fixed-line services. Traffic, including VoIP traffic but excluding interconnection traffic, decreased 7.4% to 13,009 million minutes (September 30, 2005: 14,053 million minutes).
Interconnection revenue decreased 7.5% largely as a result of a decrease of 21.1% in international interconnection revenue. The decreased interconnection revenue from international operators is mainly as a result of a 6.3% decrease in international interconnection traffic minutes to 644 million minutes (September 30, 2005: 687 million minutes). Mobile interconnection revenue increased 10.8% to R400 million (September 30, 2005: R361 million) primarily due to increased interconnection traffic from mobile operators.
Mobile interconnection traffic minutes increased by 4.7% to 1,170 million minutes (September 30, 2005: 1,117 million minutes) in the six months ended September 30, 2006.
Data revenue increased 13.5% mainly due to higher demand for data services, including ADSL, in the medium and small business segment with leased line and other data revenue growing 8.8% and mobile leased line revenue growing by 33.8%. The increase in mobile leased facilities is largely due to the rollout of 3G networks by the mobile operators.

FIXED-LINE OPERATING EXPENSES
                                  Year ended      Six months ended September 30
                                   March 31,
In ZAR millions                         2006              2005     2006       %
Employee expenses                      6,470             3,143    3,610    14.9
  Salaries and wages                   4,592             2,240    2,531    13.0
  Benefits                             2,410             1,154    1,388    20.3
  Workforce reduction expenses            88                45       14  (68.9)
  Employee related expenses
  capitalised                          (620)             (296)    (323)     9.1
Payments to other network
  operators1                           6,150             3,129    3,099   (1.0)
  Payment to mobile operators          5,231             2,612    2,620     0.3
  Payment to international
  operators                              919               517      479   (7.4)
SG&A                                   3,086             1,437    1,606    11.8
  Materials and maintenance            1,617               799      935    17.0
  Marketing                              413               159      231    45.3
  Bad debts                              187                39       70    79.5
  Other                                  869               440      370  (15.9)
Services rendered                      2,050               945    1,066    12.8
  Property management                  1,107               529      558     5.5
  Consultants and security               943               416      508    22.1
Operating leases                         777               367      386     5.2
Depreciation, amortisation,
impairment
and write-offs                         4,404             2,135    1,734  (18.8)
                                      22,937            11,156   11,501     3.1

1. Payments to other network operators include payments made to Vodacom of R1,423 million (September 30, 2005: R1,430 million), 50% of which is eliminated on consolidation

Fixed-line operating expenses, before inter-segmental eliminations, increased 3.1% in the six months ended September 30,

2006, to R11,501 million (September 30, 2005: R11,156 million), primarily due to increased employee expenses, services rendered, operating leases and selling, general and administrative expenses offset by a decrease in depreciation, amortisation, impairment and write-offs and payment to other operators.
Employee expenses increased 14.9%, largely due to increased salary and wages and benefits expenses as result of an increased headcount necessary to deliver on improving service levels and the deployment of the NGN as well as salary increases, increases to medical aid expenses and increased bonus provisioning. Payments to other network operators decreased marginally by 1.0% as a result of lower payments to international operators, partially offset by higher payments to mobile operators. Payments to mobile operators increased 0.3%, largely as a result of increased commitment from the fax to e-mail service offset by a 0.5% decrease in fixed-to-mobile traffic. Payments to international operators decreased 7.4% primarily due to the decrease of volumes in switched hubbing, partiallyoffset by a 7.7% increase in international outgoing traffic volumes. Selling, general and administrative expenses increased 11.8% as a result of a increased marketing expenses, materials and maintenance and bad debts.
Services rendered increased 12.8% with property management expenses increasing 5.5% as a result of increased maintenance. Consultants and security costs increased 22.1% primarily as a result of increased cost associated with the next generation network deployment, customer centricity programmes and the regulatory accounting and Sarbanes-Oxley compliance project. Additional increases were as a result of the higher costs of transporting equipment from warehouses to final drop-off points due to an increased number of reported faults resulting from adverse weather conditions.
Operating leases increased 5.2% primarily as a result of increased vehicle lease rates, increased vehicle maintenance and increased ad-hoc vehicle rentals offset in part by a 0.2% reduction in the vehicle fleet from 9,710 vehicles at September 30, 2005 to 9,691 vehicles at September 30, 2006.
In recognition of changed usage patterns of certain items of property, plant and equipment and intangible assets, the Group reviewed their remaining useful lives as at March 31, 2006. The assets affected were certain items included in network equipment, support equipment, office equipment and IT software and hardware. The revised estimated useful lives resulted in a decrease of 18.8% in the depreciation, amortisation, impairment and write-offs to R1,734 million (September 30, 2005: R2,135 million).

Fixed-line operating profit decreased 5.6% to R5,202 million (September 30, 2005: R5,512 million)
with an operating profit margin of 31.5% (September 30, 2005: 33.6%).
EBITDA decreased 9.3% to R6,936 million (September 30, 2005: R7,647 million), with EBITDA margins decreasing to 42.0%. (September 30, 2005: 46.6%).
MOBILE SEGMENT
The mobile segment accounted for 35.8% of Group operating revenue (September 30, 2005: 31.4%) (after inter-segmental eliminations) and 27.8% of Group operating profits (September 30, 2005: 22.5%). Vodacom's operational statistics are presented below at 100%, but all financial figures represent the 50% that is proportionately consolidated in the Group and presented before inter-segmental eliminations.
SUMMARY
                                  Year ended
                                   March 31,      Six months ended September 30
In ZAR millions                         2006              2005     2006       %
Operating revenue                     17,021             8,088    9,733    20.3
Operating profit                       4,435             2,113    2,483    17.5
EBITDA                                 5,907             2,782    3,289    18.2
Capital expenditure1                   2,571             1,238    1,571    26.9
Operating profit margin (%)             26.1              26.1     25.5   (2.3)
EBITDA margin (%)                       34.7              34.4     33.8   (1.8)
Capex to revenue (%)                    15.1              15.3     16.1     5.2
1. Including spend on intangibles

MOBILE OPERATING REVENUE
                                  Year ended
                                   March 31,      Six months ended September 30
In ZAR millions                         2006              2005     2006       %
Airtime and access                    10,043             4,791    5,656    18.1
Data                                   1,019               447      722    61.5
Interconnect1                          3,348             1,593    1,861    16.8
Equipment sales                        1,993               955    1,156    21.0
International airtime                    486               242      278    14.9
Other                                    132                60       60       -
                                      17,021             8,088    9,733    20.3
1. Interconnect revenue includes revenue from Telkom fixed-lines of R712 million (September 30, 2005: R715 million), which is eliminated on consolidation Operating revenue from the mobile segment increased 20.3%, before inter-segmental eliminations, to R9,733 million (September 30, 2005: R8,088 million), primarily driven by customer growth partially offset by declining Average Monthly Revenue Per User (ARPUs) in all operations. Revenue from Vodacom's operations outside of South Africa as a percentage of Vodacom's total mobile operating revenue increased to 9.7% to R943 million (September 30, 2005:
R706 million).
The growth in revenue can largely be attributed to a 34.7% increase in Vodacom's total customers to 25,8 million as of September 30, 2006, (September 30, 2005:
19,1 million), resulting from strong growth in prepaid and contract customers in South Africa and 65.8% growth in customers outside of South Africa. In South Africa, total ARPUs decreased 15.6% to R124 (September 30, 2005: R147) for the six months ended September 30, 2006. Contract ARPUs decreased 10.2% to R528 (September 30, 2005: R588) and prepaid ARPUs decreased 14.1% to R61 (September 30, 2005: R71) for the six months ended September 30, 2006.
Vodacom's continued focus on the implementation of upgrade and retention policies in the six months ended September 30, 2006, ensured contract churn of only 11.0% (September 30, 2005: 9.3%). Prepaid churn of 47.7% for the six months ended September 30, 2006, (September 30, 2005: 18.7%) was largely the result of a once-off rule change to disconnect 2.4 million SIM cards, which were only carrying call forward traffic to voicemail.
Data revenue increased 61.5% and represents 7.4% of mobile revenue. The growth was largely due to the popularity of SMS and data initiatives such as 3G, HSDPA, Blackberry (R) Mobile TV, Vodafone live! as well as other data products. Vodacom South Africa transmitted 2.2 billion SMS messages (September 30, 2005:

1.5 billion over its network during the six months ended September 30, 2006. Mobile interconnect revenue increased by 16.8%, primarily due to an increase in the number of fixed-line calls terminating on Vodacom's network as a result of the increased number of Vodacom customers and South African mobile users. Equipment sales increased 21.0% primarily due to the growth of the customer base and cheaper handsets combined with added functionality of new phones based on new technologies. South African handset sale volumes increased by 22.2% to 2,2 million units (September 30, 2005: 1.8 million).
Vodacom's international airtime revenue is largely international calls by Vodacom's customers, roaming revenue from Vodacom customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom's network. International airtime revenue increased 14.9%.

MOBILE OPERATING EXPENSES
                                  Year ended
                                   March 31,      Six months ended September 30
In ZAR millions                         2006              2005     2006       %
Employee expenses                      1,019               472      539    14.2
Payments to other operators1           2,317             1,084    1,337    23.3
SG&A                                   7,328             3,552    4,286    20.7
Services rendered                         65                28       37    32.1
Operating leases2                        435               190      269    41.6
Depreciation, amortisation,
impairment
and write offs                         1,472               669      806    20.5
                                      12,636             5,995    7,274    21.3
1. Payments to other operators include payments to Telkom fixed-line of R120 million (September 30, 2005: R103 million), which are eliminated on consolidation
2. Operating leases include payments to Telkom fixed-line of R217 million (September 30, 2005: R183 million), which are eliminated on consolidation
Mobile operating expenses, before inter-segmental eliminations, increased by 21.3% in the six months ended September 30, 2006, primarily due to increased employee expenses, selling and distribution costs, services rendered, operating leases and payments to other operators.
Mobile employee expenses increased 14.2%, primarily due to a 1.3% increase in the total number of employees to 5,499 to support the growth in operations.
Employee productivity has improved in all of Vodacom's operations, as measured by customer per employee, increasing by 32.9% to 4,683 customers per employee. Mobile payments to other operators increased 23.3% to R1,337 million (September 30, 2005: R1,084 million) in the six months ended September 30, 2006, primarily as a result of increased outgoing traffic terminating on the other mobile networks relative to traffic terminating on the fixed-line network Mobile selling, general and administrative expenses increased 20.7% in the six months ended September 30, 2006, primarily due to an increase in selling, distribution and marketing expenses mainly driven by new technologies and enhancing brand presence in all operations to support the growth in South African and other African operations.
Mobile depreciation, amortisation, impairment and write-offs increased by 20.5% to R806 million in the six months ended September 30, 2006 primarily as a result of a partial impairment reversal of Vodacom Mozambique's asset impairment in the prior period.
Telkom's 50% share of Vodacom's profit from operations increased 17.5% to R2,483 million and the mobile operating profit margin decreased to 25.5%. Mobile EBITDA increased 18.2% to R3,289 million with EBITDA margins decreasing to 33.8%.

8. Employees FIXED-LINE
                                  Year ended
                                   March 31,      Six months ended September 30
                                        2006              2005     2006       %
Telkom Company                        25,575            25,636   25,826     0.7
Lines per employee                       184               185      181   (2.2)
Subsidiaries                             581               586      608     3.8
Fixed-line employees at period end    26,156            26,222   26,434     0.8
MOVEMENT IN FIXED-LINE EMPLOYEES
(Telkom Company only, excluding subsidiaries)
                                                    Year ended  Six months ended
                                                     March 31,      September 30
                                                          2006     2005    2006
Opening balance                                         28,972   28,972  25,575
Appointments                                               686      199     793
Employee losses                                        (4,083)  (3,535)   (542)
Workforce reductions                                   (2,990)  (2,972)     (6)
  Voluntary early retirement                             (674)    (670)     (4)
  Voluntary severance                                  (2,295)  (2,281)     (2)
  Involuntary reductions                                  (21)     (21)       -
Natural attrition                                      (1,093)    (563)   (536)
Closing balance                                         25,575   25,636  25,826

MOBILE EMPLOYEES
                                  Year ended
                                   March 31,      Six months ended September 30
                                        2006              2005     2006       %
South Africa                           4,148             4,119    4,137     0.4
Customers per employee                 4,620             3,829    4,883    27.5
Other African countries                1,154             1,181    1,184     0.3
Customers per employee                 3,776             2,836    4,689    65.3
Vodacom Group1                         5,459             5,426    5,499     1.6
Customers per employee1                4,308             3,524    4,683    32.9
1. Including employees for holding company and Mauritius of 178 (September 30, 2005:126)

9. Condensed Consolidated Interim Financial Statements
REVIEW REPORT of the independent auditors
Our auditors, Ernst & Young, have reviewed the condensed consolidated interim financial statements as set out on pages 22 to 54. Their unqualified review report is available for inspection at the Company's registered office. Condensed consolidated interim income statement for the six months ended September 30, 2006

                                                    Restated          Restated         Reviewed
                                                   March 31,     September 30,    September 30,
                                                        2006              2005             2006
                                          Notes           Rm                Rm               Rm
Total revenue                               3.1       48,260            23,761           25,476
Operating revenue                           3.2       47,625            23,447           25,147
Other income                                  4          480               287              213
Operating expenses                                    33,428            16,109           17,675
Employee expenses                                      7,489             3,615            4,149
Payments to other operators                            6,826             3,404            3,609
Selling, general and
administrative expenses                               10,273             4,925            5,839
Services rendered                                      2,114               973            1,103
Operating leases                                         850               388              435
Depreciation, amortisation,
impairment and write-offs                     5        5,876             2,804            2,540
Operating profit                                      14,677             7,625            7,685
Investment income                                        397               217              170
Finance charges                                        1,223               744              437
Interest                                               1,346               704              673
Foreign exchange and fair value
effect                                                 (123)                40            (236)
Profit before taxation                                13,851             7,098            7,418
Taxation                                      6        4,523             2,739            2,844
Profit for the year/period                             9,328             4,359            4,574
Attributable to:
Equity holders of
Telkom                                                 9,189             4,288            4,500


Minority interest                                        139                71               74
                                                       9,328             4,359            4,574
Basic earnings per share (cents)              8      1,746.1             807.4            868.1
Diluted earnings per share (cents)            8      1,736.6             804.6            866.4
Dividend per share (cents)                    8        900.0             900.0            900.0

Condensed consolidated interim balance sheet at September 30, 2006

                                                    Restated          Restated         Reviewed
                                                   March 31,     September 30,    September 30,
                                                        2006              2005             2006
                                          Notes           Rm                Rm               Rm
Assets
Non-current assets                                    44,813             42,879         45,082
Property, plant and equipment                10       37,274            36,542          39,165
Intangible assets                            11        3,910             3,411           4,042
Investments                                  12        2,894             2,513           1,170
Deferred expenses                                        254               144             256
Finance lease receivables                                  -                 -             117
Deferred taxation                            13          481               269             332
Current assets                                        12,731            10,624          10,269
Short-term investments                                    69                10              65
Current portion of deferred
expenses                                                 226               229             244
Inventories                                  14          814               822           1,266
Trade and other receivables                            6,399             6,473           7,400
Financial assets                                         275               394             576
Cash and cash equivalents                    15        4,948             2,696             718
Total assets                                          57,544            53,503          55,351
Equity and liabilities
Equity attributable to equity
holders
of Telkom                                             29,165            24,210          27,675
Share capital and premium                    16        6,791             6,791           5,339
Treasury shares                              16      (1,809)           (1,809)         (1,775)
Share-based compensation reserve             17          151                91             203
Non-distributable reserves                             1,128               757           1,233
Retained earnings                                     22,904            18,380          22,675


Minority interest                                        301               313             325
Total equity                                          29,466            24,523          28,000
Non-current liabilities                               12,391            14,470          12,148
Interest-bearing debt                        18        7,655             9,702           8,544
Provisions                                   12        2,677             2,666           1,128
Deferred revenue                                         991               967             985
Deferred taxation                            13        1,068             1,135           1,491
Current liabilities                                   15,687            14,510          15,203
Trade and other payables                               6,103             5,796           6,866
Shareholders for dividend                     7            4                 6               9
Current portion of
interest-bearing debt                        18        3,468             2,228           3,722
Current portion of provisions                          1,660             1,026           1,375
Current portion of deferred
revenue                                                1,975             1,783           1,961
Income tax payable                            6        1,549             1,576             583
Financial liabilities                                    235               350             122
Credit facilities utilised                   15          693             1,745             565
Total liabilities                                     28,078            28,980          27,351
Total equity and liabilities                          57,544            53,503          55,351

Condensed consolidated interim statement of changes in equity for the six months ended September 30, 2006


                                                      Attributable to ordinary
                                                                  shareholders

                                             Share            Share                Treasury
                                           capital          premium                  shares
                                                Rm               Rm                      Rm
Balance at April 1, 2005
as previously reported                       5,570            2,723                 (1,812)
Change in accounting
policy - Net investment
in a
foreign operation (Refer
to note 2)
Restated balance at April
1, 2005                                      5,570            2,723                 (1,812)
Total recognised income
and expense - Profit for
the period
Dividend declared of 900
cents per share (Refer to
note 7)
Transfer to
non-distributable reserves
Foreign currency
translation reserve (net
of tax of RNil)


Net increase in Share-based
compensation reserve
(Refer to note 17) Shares
vested and re-issued
(Refer to notes 16 and 17)                                                                3
Acquisition of subsidiary
Shares bought back and
cancelled (Refer to note
16)                                          (121)          (1,381)
Restated balance at
September 30, 2005                           5,449            1,342                 (1,809)
Restated balance at April
1, 2005                                      5,570            2,723                 (1,812)
Total recognised income
and expense - Profit for
the year
Dividend declared of 900
cents per share (Refer to
note 7)
Transfer to
non-distributable reserves
Foreign currency
translation reserve (net


of tax of RNil)
Net increase in
Share-based compensation
reserve (Refer to note 17)
Shares vested and re-issued
(Refer to notes 16 and 17)                                                                3
Acquisition of subsidiary
Shares bought back and
cancelled (Refer to note
16)                                          (121)          (1,381)
Restated balance at March
31, 2006                                     5,449            1,342                 (1,809)
Total recognised income
and expense - Profit for
the period
Dividend declared of 900
cents per share (Refer to
note 7)
Transfer to
non-distributable reserves
Foreign currency
translation reserve (net
of tax of R5


million)
Net increase in
Share-based compensation
reserve
(Refer to note 17)
Shares vested and
re-issued (Refer to notes
16 and 17)                                                                               34
Acquisition of minorities
(Refer to note 23)
Shares bought back and
cancelled (Refer to note
16)                                          (110)          (1,342)
Balance at September 30,
2006                                         5,339                -                 (1,775)


                                                         Attributable to ordinary shareholders
                                 Share-based              Non-
                                compensation     distributable         Retained                    Minority              Total
                                     reserve          reserves         earnings          Total     interest             equity
                                          Rm                Rm               Rm             Rm           Rm                 Rm
Balance at April 1, 2005
as previously reported                    68               361           19,231         26,141          220             26,361
Change in accounting
policy - Net investment
in a
foreign operation (Refer
to note 2)                                                 (1)                1              -                               -
Restated balance at April
1, 2005                                   68               360           19,232         26,141          220             26,361
Total recognised income
and expense - Profit for
the period                                                                4,288          4,288           71              4,359
Dividend declared of 900
cents per share (Refer to
note 7)                                                                 (4,801)        (4,801)                         (4,801)
Transfer to
non-distributable reserves                                 339            (339)              -                               -


Foreign currency
translation reserve (net
of tax of RNil)                                             58                              58          (1)                 57
Net increase in
Share-based compensation
reserve
(Refer to note 17)                        26                                                26                              26
Shares vested and
re-issued (Refer to notes
16 and 17)                               (3)                                                 -                               -
Acquisition of subsidiary                                                                    -           23                 23
Shares bought back and
cancelled (Refer to note
16)                                                                                    (1,502)                         (1,502)
Restated balance at
September 30, 2005                        91               757           18,380         24,210          313             24,523
Restated balance at April
1, 2005                                   68               360           19,232         26,141          220             26,361
Total recognised income
and expense - Profit for
the year                                                                  9,189          9,189          139              9,328
Dividend declared of 900
cents per share                                                         (4,801)        (4,801)         (78)            (4,879)


(Refer to
note 7)
Transfer to
non-distributable reserves                                 716            (716)              -                               -
Foreign currency
translation reserve (net
of tax of RNil)                                             52                              52          (7)                 45
Net increase in
Share-based compensation
reserve
(Refer to note 17)                        86                                                86                              86
Shares vested and
re-issued (Refer to notes
16 and 17)                               (3)                                                 -                               -
Acquisition of subsidiary                                                                    -           27                 27
Shares bought back and
cancelled (Refer to note
16)                                                                                    (1,502)                         (1,502)
Restated balance at March
31, 2006                                 151             1,128           22,904         29,165          301             29,466
Total recognised income
and expense - Profit for
the period                                                                4,500          4,500           74              4,574
Dividend                                                                (4,678)        (4,678)         (53)            (4,731)


declared of 900
cents per share
(Refer to
note 7)
Transfer to
non-distributable reserves                                  49             (49)              -                               -
Foreign currency
translation reserve (net
of tax of R5 million)                                       56                              56           14                 70
Net increase in
Share-based compensation
reserve
(Refer to note 17)                        86                                                86                              86
Shares vested and
re-issued (Refer to notes
16 and 17)                              (34)                                                 -                               -
Acquisition of minorities
(Refer to note 23)                                                                           -         (11)               (11)
Shares bought back and
cancelled (Refer to note
16)                                                                         (2)        (1,454)                         (1,454)
Balance at September 30,
2006                                     203             1,233           22,675         27,675          325             28,000

Condensed consolidated interim cash flow statement for the six months ended September 30, 2006


                                                              Audited                  Reviewed                  Reviewed
                                                            March 31,             September 30,             September 30,
                                                                 2006                      2005                      2006
                                            Notes                  Rm                        Rm                        Rm
Cash flows from operating activities                            9,506                       875                       772
Cash receipts from customers                                   46,958                    22,756                    24,369
Cash paid to suppliers and employees                         (27,234)                  (14,131)                  (15,323)
Cash generated from operations                                 19,724                     8,625                     9,046
Interest received                                                 482                       253                       276
Dividend received                                                  50                        27                         3
Finance charges paid                                          (1,316)                     (712)                     (593)
Taxation paid                                   6             (4,550)                   (2,470)                   (3,234)
Cash generated from operations
before dividend paid                                           14,390                     5,723                     5,498
Dividend paid                                   7             (4,884)                   (4,848)                   (4,726)
Cash flows from investing activities                          (7,286)                   (3,078)                   (4,102)
Proceeds on disposal of property,
plant and equipment and intangible
assets                                                             92                       138                         6
Proceeds on disposal of investment                                493                        15                       275
Additions to property, plant and
equipment
and intangible assets                                         (7,396)                   (3,084)                   (4,193)
Additions to other investments                                  (475)                     (147)                     (190)



Cash flows from financing activities                            (258)                       859                     (817)
Shares bought back                                            (1,502)                   (1,502)                   (1,403)
Loans raised                                                    4,123                     3,678                     2,148
Loans repaid                                                  (7,399)                   (5,892)                   (1,368)
Finance lease capital repaid                                     (24)                      (11)                      (15)
Decrease/(increase) in net
financial assets                                                4,544                     4,586                     (179)
Net increase/(decrease) in
cash and cash equivalents                                       1,962                   (1,344)                   (4,147)
Net cash and cash equivalents
at beginning of the year                                        2,301                     2,301                     4,255
Effect of foreign exchange rate
differences                                                       (8)                       (6)                        45
Net cash and cash equivalents
at end of the year/period                      15               4,255                       951                       153

Notes to the condensed consolidated interim financial statements for the six months ended September 30, 2006
1. Corporate information
Telkom SA Limited (`Telkom') is a limited liability company incorporated and domiciled in the Republic of South Africa (`South Africa') whose shares are publicly traded. The company, its subsidiaries and joint ventures (`the Group') is the leading provider of fixed-line voice and data communications services in South Africa and mobile communications services through the Vodacom Group (Proprietary) Limited (`Vodacom') in South Africa and certain other African countries. The Group's services and products include:
o fixed-line voice services, including subscriptions and connections services, local, long distance, fixed-to-mobile and international voice services, interconnection and hubbing communications services, international voice-over-internet protocol services, subscription based value-added voice services and customer premises equipment sales and rental;
o fixed-line data services, including domestic and international data transmission services, such as point-to-point leased lines, ADSL services and packet-based services, managed data networking services and internet access and related information technology services;
o directory and wireless data services through our TDS Directory Operations and Swiftnet subsidiaries, respectively; and
o mobile communications services, including voice services, data services, value-added services and handset sales through Vodacom. The condensed consolidated interim financial statements of the Group for the six months ended September 30, 2006 were authorised for issue in accordance with a resolution of the directors on November 9, 2006.

2.Basis of preparation and accounting policies
Basis of preparation
The condensed consolidated interim financial statements have been prepared in accordance with IAS34 Interim Financial Reporting and in compliance with the South African Companies Act, 1973. The condensed consolidated interim financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at fair value. The results of the interim period are not necessarily indicative of the results for the entire year, and these reviewed financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2006.

The preparation of condensed consolidated interim financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management's best knowledge of current events and actions that the Group may undertake in the future, actual results may differ from those estimates.
Significant accounting policies
The accounting policies and methods of computation followed for presenting the condensed consolidated interim financial statements are consistent with those applied in the financial statements for the year ended March 31, 2006, except that the Group has adopted the amendments to IAS21 (revised) and IAS39 (revised), and IFRIC4 and IFRIC7 with effect from April 1, 2006. The Group has also adopted an accounting policy regarding the acquisition of minority interests in subsidiary companies in terms of IAS8.
2. Basis of preparation and accounting policies (continued)
Adoption of amendments to standards and new interpretations
o Amendment to IAS21 The Effects of Changes in Foreign Exchange Rates
(revised)
The amendment, Net Investment in a Foreign Operation, requires that even if a monetary item (which is part of a net investment) is denominated in a currency which is neither that of the reporting entity or the foreign operation, the resulting exchange difference should be recognised in equity. This treatment is similar to the treatment where a monetary item is denominated in the currency of the reporting entity or that of the foreign operation. The impact of this amendment on previously reported results is reflected in the table at the end of this note.
o Amendments to IAS39 Financial Instruments: Recognition and Measurement
(revised)
The revision of IAS39 relates to three amendments to the existing standard.
The first amendment requires that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet. The amendment defines a financial guarantee contract as a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. The amendment has not had any impact on the Group's financial statements.

The second amendment concerns cash flow hedge accounting of forecast intragroup transactions. This amendment has not had any impact on the Group's financial statements since the Group's derivative transactions do not qualify for hedge accounting under the specific rules of IAS39.
The fair value option amendment to IAS39 introduces additional requirements to be met before the fair value option may be used. The amendment has not had any impact on the Group's financial statements since the Group has not designated any financial assets or liabilities into the category `at fair value through profit or loss'.
o IFRIC4 Determining whether an Arrangement contains a Lease
Under IFRIC4, where an entity enters into a service arrangement that depends on the use of a specific asset and conveys the right to control this specific asset to the customer, the arrangement should be assessed to determine whether it contains a lease. Once it has been concluded that an arrangement contains a lease, it should be assessed against criteria in IAS17 to determine if the arrangement should be recognised as a finance lease or an operating lease. The transitional provision of IFRIC4 does not require retrospective application, however, it does require the Group to assess existing arrangements at the beginning of the earliest period for which comparative information under IFRS is presented on the basis of facts and circumstances existing at the start of that period. The effect of this interpretation was not considered material for prior periods. The cumulative effect of this interpretation for the six months ended September 30, 2006 was an increase in Profit before taxation of R44 million and an increase in Taxation of R14 million which resulted in an increase in Profit for the period of R30 million. It further resulted in a Finance lease receivable of R117 million being recognised in the Balance sheet at September 30, 2006.
o IFRIC7 Applying the Restatement Approach under IAS29 Financial Reporting in Hyperinflationary Economies
The IFRIC provides guidance on determining the measuring unit current at the balance sheet date. It also provides guidance on how to account for the deferred tax opening balance in restated financial statements. The interpretation does not have any impact since the Group does not operate in a hyperinflationary economy and does not have significant investments in hyperinflationary economies.
2. Basis of preparation and accounting policies (continued) New accounting policy

Acquisition of minorities
The Group has developed an accounting policy regarding the acquisition of minority interests in subsidiary companies in terms of IAS8 paragraph 10. Minority shareholders are treated as equity participants and, therefore, all acquisitions of minority interests by the Group in subsidiary companies are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minorities' share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is recorded as goodwill. The adoption of this policy has not had any impact on previously reported results.
Change in accounting policy
Revenue recognition
To ensure comparability with other telecommunications entities reporting under IFRS and to better reflect Telkom's customer retention focus, Telkom retrospectively changed its accounting policy in terms of IAS8.14(b) at March 31, 2006 with regards to the recognition of fixed-line installation and activation revenues. Previously such revenue was recognised when the installation and activation of customers had occurred because it was viewed as the culmination of a separate earnings process. The revised accounting policy is to recognise such revenues (and the related costs) systematically over the expected duration of the customer relationship because it is considered to be part of the customers' ongoing rights to telecommunication services and the operator's continuing involvement. This treatment provides more reliable and relevant information about this transaction with the entity's customers. Telkom changed its accounting policy in the second half of the 2006 financial year. The impact of the change at September 30, 2005, is reflected in the table at the end of this note.
Prior period restatements
Property, plant and equipment
In compliance with the revised IAS16, Telkom reassesses the useful lives of its assets at the end of each financial year and adjusts the depreciation charge prospectively. Due to the significant volume of assets, the process of reassessing the useful lives for the financial year ending March 31, 2005 was finalised after the release of the September 30, 2005 interim results. The comparative amounts for September 2005 have therefore been restated to reflect the relevant portion of the change in depreciation estimate that was recognised in the second half of the 2006 financial year.

Other Balance sheet restatements
At March 31, 2006, the Group made certain retrospective changes to its application of certain accounting standards. These changes had no effect on the prior year net profit as they only represent reclassifications into different line items as reported. The September 30, 2005 comparatives have been adjusted accordingly. The changes were:
o IT software under construction have been reclassified from Property, plant and equipment to Intangible assets. The Group has identified and recorded certain software that was previously included as part of Property, plant and equipment as a separate intangible asset because it was not considered an integral part of the related hardware;
o Financial assets and liabilities previously classified as non-current, have been reclassified to current assets and liabilities, as they represent derivatives classified as held for trading;
2. Basis of preparation and accounting policies (continued)
Prior period restatements (continued)
Other Balance sheet restatements (continued)
o Investment properties have been restated to Property, plant and equipment. The Vodacom Group previously classified its Vodaworld property as an investment property. However, the primary purpose of the property is to service and connect Vodacom customers. The property, therefore, does not meet the criteria of IAS40 Investment Property, i.e. to earn rentals or for capital appreciation; and
o The effect on the balance sheet of the straight-lining of leases was disclosed separately as Operating lease assets and Operating lease liabilities in the September 30, 2005 condensed consolidated interim financial statements. These amounts have been reclassified as Deferred expenses and Deferred revenue respectively to be consistent with the presentation in the March 31, 2006 consolidated annual financial statements.

The following table reflects the values of the different line items prior and subsequent to the changes in accounting policy and prior period restatements as discussed in this note:


                                                                  Change in
                                                             accounting policies
                                                                  Net
                                        Balances           investment
                                              as                 in a               Revenue
                                      previously              foreign              recogni-
                                        reported            operation                  tion
                                              Rm                   Rm                    Rm
September 30, 2005
Income Statement
Operating revenue                         23,456                                        (9)
Depreciation,
amortisation,
impairment and write-offs                  2,921
Finance charges                              745                  (1)
Taxation                                   2,708                                        (3)
Profit attributable to
equity
holders of Telkom                          4,210                    1                   (6)
Balance Sheet
Non-current assets
Property, plant
and equipment                             37,156
Investment properties                         24
Intangible assets                          2,656
Other financial assets                       107
Operating lease asset                         15


Deferred expenses                            127
Current assets
Financial assets                             287
Equity
Non-distributable reserves                   759                  (2)
Retained earnings                         18,986                    2                 (689)
September 30, 2005
(continued)
Non-current liabilities
Deferred taxation                          1,382                                      (281)
Operating lease
liabilities                                   61
Deferred revenue                             263                                        639
Other financial
liabilities                                   63
Current liabilities
Current portion of
deferred
revenue                                    1,452                                        331
Financial liabilities                        287
March 31, 2006
Income Statement
Finance charges                            1,233                 (10)
Taxation                                   4,520                    3
Profit attributable to


equity holders of Telkom                   9,182                    7
Balance Sheet
Equity
Non-distributable reserves                 1,136                  (8)
Retained earnings                         22,896                    8

                                                       Prior period restatements



                                   Property,                              Financial
                                   plant and                                assets/          Investment
                                   equipment         Software           liabilities          properties
                                          Rm               Rm                    Rm                  Rm
September 30, 2005
Income Statement
Operating revenue
Depreciation,
amortisation,
impairment and write-offs              (117)
Finance charges
Taxation                                  34
Profit attributable to
equity
holders of Telkom                         83
Balance Sheet
Non-current assets
Property, plant
and equipment                            117            (755)                                        24
Investment properties                                                                              (24)


Intangible assets                                         755
Other financial assets                                                        (107)
Operating lease asset
Deferred expenses
Current assets
Financial assets                                                                107
Equity
Non-distributable reserves
Retained earnings                         83
September 30, 2005
(continued)
Non-current liabilities
Deferred taxation                         34
Operating lease
liabilities
Deferred revenue
Other financial
liabilities                                                                    (63)
Current liabilities
Current portion of
deferred
revenue
Financial liabilities                                                            63
March 31, 2006
Income


Statement
Finance charges
Taxation
Profit attributable to
equity holders of Telkom
Balance Sheet
Equity
Non-distributable reserves
Retained earnings


                                      Prior period
                                      restatements
                                         Operating
                                             lease        Balances
                                           assets/              as
                                       liabilities        restated
                                                Rm              Rm
September 30, 2005
Income Statement
Operating revenue                                           23,447
Depreciation,
amortisation,
impairment and write-offs                                    2,804
Finance charges                                                744
Taxation                                                     2,739
Profit attributable to
equity
holders of Telkom                                            4,288

Balance Sheet
Non-current assets
Property, plant
and equipment                                               36,542
Investment properties                                            -
Intangible assets                                            3,411
Other financial assets                                           -
Operating lease asset                         (15)               -
Deferred expenses                               17             144
Current assets
Financial assets                                               394
Equity
Non-distributable reserves                                     757
Retained earnings                              (2)          18,380
September 30, 2005
(continued) Non-current liabilities
Deferred taxation                                            1,135
Operating lease
liabilities                                   (61)               -
Deferred revenue                                65             967
Other financial
liabilities                                                      -
Current liabilities
Current
portion of
deferred
revenue                                                      1,783
Financial liabilities                                          350
March 31, 2006
Income Statement
Finance charges                                              1,223
Taxation                                                     4,523
Profit attributable to
equity holders of Telkom                                     9,189
Balance Sheet
Equity
Non-distributable reserves                                   1,128
Retained earnings                                           22,904


3. Revenue
3.1       Total revenue                                                         48,260         23,761         25,476
          Operating revenue                                                     47,625         23,447         25,147
          Other income (excluding profit on disposal of property,
          plant and equipment and investments, refer to note 4)                    238             97            159
          Investment income                                                        397            217            170
3.2       Operating revenue                                                     47,625         23,447         25,147
          Fixed-line                                                            32,039         16,074         16,139
          Mobile                                                                15,586          7,373          9,008
          Fixed-line                                                            32,039         16,074         16,139
          Subscriptions, connections and other usage                             5,803          2,836          3,050
          Traffic                                                               17,534          8,912          8,447
            Domestic (local and long distance)                                   8,886          4,608          4,166
            Fixed-to-mobile                                                      7,647          3,821          3,788
            International (outgoing)                                             1,001            483            493
          Interconnection                                                        1,433            733            670
          Data                                                                   6,223          3,012          3,363
          Directories and other                                                  1,046            581            609

Change in comparatives
Operating revenue has decreased by R9 million for September 30, 2005 due to the change in fixed-line accounting policy at March 31, 2006 for recognising connection revenues (Refer to note 2).


4.         Other income                                                                    480       287         213
           Other income
           (Included in Total revenue, refer to note 3)                                    238        97         159
             Interest received from debtors                                                136        63          98
             Sundry income                                                                 102        34          61
           Profit on disposal of property, plant and equipment and intangible
           assets                                                                           79        68          11
           Profit on disposal of investment                                                163       122          43


5.       Depreciation, amortisation,impairment and write-offs                  5,876        2,804        2,540
         Depreciation of property, plant and equipment                         5,154        2,479        2,191
         Amortisation of intangible assets                                       560          261          263
         Impairment of property, plant and equipment                               -            -           19
         Reversal of impairment of property, plant
         and equipment                                                          (26)         (34)            -
         Write-offs of property, plant and equipment*                            188           98           67

* These costs represent individual assets written-off, none of which are individually material.
In recognition of the changed usage patterns of certain items of property, plant and equipment and intangible assets, the Group reviewed their remaining useful lives as at March 31, 2006. The assets affected were certain items included in Network equipment, Support equipment, Office equipment and IT software and hardware. The revised estimated useful lives of these assets as set out below, resulted in a decrease of the current period depreciation and amortisation charges of R445 million (March 31, 2006: R405 million).
                                                Previous life      Revised life
                                                Years              Years
Property, plant and equipment
 Network equipment                              2 - 15             3 - 30
 Support equipment                              8                  11
 Furniture and office equipment                 6 - 10             11 - 15
 Data processing equipment and software         7                  10
 Other                                          5 - 10             10 - 15
  Intangible assets                             7                  10
 Software

Impairment of property, plant and equipment and intangible assets
Due to the competitive and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of IAS36 Impairment of Assets (`IAS36'). The recoverable amount of these assets has been determined based on the fair value of the assets less costs to sell at September 30, 2006. The fair value of the assets was obtained from a knowledgeable, willing party on an arm's length basis, based on the assumption that the assets would be disposed of on an item by item basis. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss. The reversal of the impairment loss in the prior year/period related to an increase in the fair value of infrastructure assets.
Change in comparatives
The comparatives were restated by R117 million for September 30, 2005 due to the revision of the estimated useful lives of Property, plant and equipment. The adjustment is a consequence of the change in estimate performed at March 31, 2005 (Refer to note 2).


                                                              March 31,            September 30,            September 30,
                                                                   2006                     2005                     2006
                                                                     Rm                       Rm                       Rm
6.       Taxation                                                 4,523                    2,739                    2,844
         South African normal company taxation                    3,763                    1,920                    1,797
         Deferred taxation                                          173                      431                      537
         Secondary Taxation on Companies                            585                      383                      464
         Foreign taxation                                             2                        5                       46

The deferred taxation expense mainly relates to temporary differences on normal company taxation and Secondary Taxation on Companies.
During the six months ended September 30, 2006 the Group paid R3,234 million to the South African Revenue Service for normal company taxation (R2,770 million) and Secondary Taxation on Companies (R464 million):


Taxation paid                                                               (4,550)          (2,470)         (3,234)
Tax liability at beginning of year                                          (1,711)          (1,711)         (1,549)
Taxation                                                                    (3,795)          (1,944)         (1,804)
Secondary Taxation on Companies                                               (585)            (383)           (464)
Business combination                                                            (8)              (8)               -
Tax liability at end of year/period                                           1,549            1,576             583

Change in comparatives
Deferred taxation has decreased by R3 million for the period ended September 30, 2005 due to the change in fixed-line's accounting policy for recognising connection revenues (Refer to note 2). Deferred taxation has also increased by R34 million for the period ended September 30, 2005 due to the restatement of fixed-line's depreciation as a result of the revision of the estimated useful lives of Property, plant and equipment (Refer to note 2).


7.       Dividends paid                                 4,884        4,848         4,726
         Dividends payable at beginning of year             7            7             4
         Declared during the year/period:
         Dividends on ordinary shares:                  4,881        4,847         4,731
           Final dividend for 2005: 400 cents           2,134        2,134             -
           Special dividend for 2005: 500 cents         2,667        2,667             -
           Final dividend for 2006: 500 cents               -            -         2,599
           Special dividend for 2006: 400 cents             -            -         2,079
           Dividends paid to minority shareholders         80           46            53
         Dividends payable at end of year/period          (4)          (6)           (9)


                                                      March 31,     September 30,    September 30,
                                                           2006              2005             2006
8.       Earnings per share
         Basic earnings per share (cents)               1,746.1             807.4            868.1

The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the year/period of R4,500 million (September 30, 2005:
R4,288 million; March 31, 2006: R9,189 million) and 518,369,738 (September 30,
2005: 531,102,429; March 31, 2006: 526,271,093) weighted average number of ordinary shares outstanding.
Reconciliation of weighted average number of ordinary shares:


         Ordinary shares in issue                        544,944,899         544,944,899      533,891,034
         Weighted average number of treasury
         shares  and shares bought back                 (18,673,806)        (13,842,470)     (15,521,296)
         Weighted average number of shares
         outstanding                                     526,271,093         531,102,429      518,369,738
         Diluted earnings per share (cents)                  1,736.6               804.6            866.4

The calculation of diluted earnings per share is based on earnings for the year/period of R4,500 million (September 30, 2005: R4,288 million; March 31,
2006: R9,189 million) and 519,407,752 diluted weighted average number of ordinary shares (September 30, 2005: 532,939,130; March 31, 2006: 529,152,318).
The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the
Telkom Conditional Share Plan.
      Headline earnings per share (cents)*                   1,728.6               790.6             874.7

The calculation of headline earnings per share is based on headline earnings of R4,534 million (September 30, 2005: R4,199 million; March 31, 2006: R9,097 million) and 518,369,738 (September 30, 2005: 531,102,429; March 31, 2006:
526,271,093) weighted average number of ordinary shares outstanding.


      Diluted headline earnings per share
      (cents)*                                                1,719.2                787.9            872.9

The calculation of diluted headline earnings per share is based on headline earnings of R4,534 million (September 30, 2005: R4,199 million; March 31, 2006:
R9,097 million) and 519,407,752 (September 30, 2005: 532,939,130; March 31,
2006: 529,152,318) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.
Reconciliation between earnings and headline earnings:


Earnings as reported                                                                     9,189        4,288         4,500
Adjustments:
Profit on disposal of investment                                                         (163)        (122)          (43)
Net (profit)/loss on disposal of property, plant and equipment and intangible
assets                                                                                    (79)         (68)             5
(Reversal of impairment)/impairment of property, plant and equipment and
intangible assets                                                                         (26)         (34)            19
Write-offs of property, plant and equipment                                                188           98            67
Acquisition of subsidiary                                                                 (35)            -             -
Tax and minority interest effects                                                           23           37          (14)
Headline earnings                                                                        9,097        4,199         4,534


                                                           March 31,           September 30,           September 30,
                                                                2006                    2005                    2006
Reconciliation of diluted weighted average
number of ordinary shares
Ordinary shares in issue                                 544,944,899             544,944,899             533,891,034
Expected future vesting of shares                          2,881,225               1,836,701               1,038,014
Weighted average number of treasury shares
and shares bought back                                  (18,673,806)            (13,842,470)            (15,521,296)
Weighted average number of shares outstanding            529,152,318             532,939,130             519,407,752
Dividend per share (cents)                                     900.0                   900.0                   900.0

The calculation of dividend per share is based on dividends of R4,678 million (September 30, 2005: R4,801 million; March 31, 2006: R4,801 million) declared on June 2, 2006 and 519,711,092 (September 30, 2005: 533,465,571; March 31, 2006:
533,465,571)
number of ordinary shares outstanding (net of treasury shares at the date of payment).
* The disclosure of headline earnings and diluted headline earnings per share is a requirement of the JSE Securities Exchange of South Africa and is not a recognised measure under IFRS and US GAAP. It has been calculated in accordance with the South African Institute of Chartered Accountants' circular issued in this regard.
Change in comparatives
The amounts for basic, diluted, headline and diluted headline earnings per share for March 31, 2006 and September 30, 2005 have changed as a result of the change in accounting policies and restatements as discussed in note 2. The effect of the change on previously reported numbers is immaterial.


                                                         March 31,              September 30,               September 30,
                                                              2006                       2005                        2006
9.        Net asset value per share (cents)                5,593.5                    4,643.2                     5,417.9

The calculation of net asset value per share is based on net assets of R27,675 million (September 30, 2005: R24,210 million; March 31, 2006: R29,165 million) and 510,804,915 (September 30, 2005: 521,408,320; March 31, 2006: 521,408,320)
number of ordinary shares outstanding.

                                               March 31,             September 30,            September 30,
                                                    2006                      2005                     2006
                                                      Rm                        Rm                       Rm
10.         Property, plant and
            equipment
            Additions                              6,310                     2,565                     3,913

A major portion of this capital expenditure relates to the expansion of existing networks and services.

Disposals                        (56)           (10)                   (16)

Change in comparatives
The carrying amount of Property, plant and equipment has been restated by R755 million at September 30, 2005, due to the reclassification of software under construction from Property, plant and equipment to Intangible assets (Refer to note 2). The carrying amount of Property, plant and equipment has also been restated by R117 million at September 30, 2005 due to the revision of the estimated useful lives of Property, plant and equipment
(Refer to note 2).
The carrying amount of Property, plant and equipment has further been restated with R24 million for September 30, 2005 due to the reclassification of investment properties (Refer to note 2).


                                       March 31,        September 30,      September 30,
                                            2006                 2005               2006
                                              Rm                   Rm                 Rm
11.         Intangible assets
            Additions                      1,196                  531                438
            Disposals                       (19)                 (18)                  -

Included in Additions is R161 million goodwill resulting from the acquisition by the Vodacom Group of the minorities of Smartphone SP (Proprietary)?Limited and Smartcom (Proprietary) Limited (Refer to note 23).
Change in comparatives
The carrying amount of Intangible assets has been restated by R755 million at September 30, 2005, due to the reclassification of software under construction from Property, plant and equipment to Intangible assets (Refer to note 2).
12. Post-retirement medical aid plan asset
Included in Provisions as at March 31, 2006 was R2,607 million (September 30, 2005: R2,474 million) for the Group's post-retirement medical liability. The liability is funded with an investment in a cell captive, which was included in Investments for the year ended March 31, 2006 to the value of R2,819 million (September 30, 2005: R2,492 million).
During the six months ended September 30, 2006, an addendum to the cell captive annuity policy contract was signed, which resulted in the annuity policy qualifying as a plan asset. This has effectively changed the presentation of the liability and the asset as the annuity policy meets the definition of a plan asset in terms of IAS19 which requires the liability to be reduced by the fair value of the plan asset. The effect of this on the condensed consolidated interim financial statements is a reduction in investments and liabilities to the value of R1,759 million.



                                                     March 31,               September 30,               September 30,
                                                          2006                        2005                        2006
                                                            Rm                          Rm                          Rm
The status of the medical aid plan is as follows:
Present value of funded obligation                       3,904                       3,122                       4,003
Fair value of plan assets                                    -                           -                     (1,759)


Fund status                                              3,904                       3,122                       2,244
Unrecognised net actuarial loss                        (1,297)                       (648)                     (1,221)
Benefit obligation                                                                   2,607                       2,474


13.         Deferred taxation                              (587)           (866)            (1,159)
            Deferred tax assets                            481             269              332
            Deferred tax liabilities                       (1,068)         (1,135)          (1,491)

The major part of the deferred tax asset relates to taxation losses, provisions and deferred income recognised in the Vodacom Group.
The remaining balance has been recognised in Telkom in respect of STC credits on past dividends received that are available to be utilised against dividends declared. It is considered probable that these credits will be utilised in the future. The asset will be released as a tax expense when dividends are declared. The deferred tax liability has increased mainly due to the increase in the difference between the carrying value and tax value of assets, resulting from the change in the estimate of useful lives of assets.
Change in comparatives
Deferred taxation has decreased by R281 million for September 30, 2005 due to the change in fixed-line policy for recognising connection revenues (Refer to note 2).
The comparatives have also been restated due to a restatement of depreciation and amortisation as a result of the revision of the estimated useful lives of assets with R34 million for September 30, 2005 (Refer to note 2).


                                                                   March 31,          September 30,        September 30,
                                                                        2006                   2005                 2006
                                                                          Rm                     Rm                   Rm
14.       Inventories                                                    814                    822                1,266
          Gross inventories                                              916                    905                1,402
          Write-down of inventories to net realisable value            (102)                   (83)                (136)
          Inventories consist of the following categories:               814                    822                1,266
          Installation material, maintenance material and
          network equipment                                              487                    459                  755
          Merchandise                                                    327                    363                  511

Inventory levels as at September 30, 2006 have increased due to the roll-out of the next generation network and increased inventory required to improve customer service.

15.         Net cash and cash equivalents      4,255           951         153
            Cash shown as current assets       4,948         2,696         718
              Cash and bank balances           1,853         2,476         718
              Short-term deposits              3,095           220           -
            Credit facilities utilised         (693)       (1,745)       (565)
            Undrawn borrowing facilities       9,519         7,977       9,796

The undrawn borrowing facilities are unsecured, bear interest at a rate linked to the prime interest rate, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity.
Borrowing powers
To borrow money, Telkom's directors may mortgage or encumber Telkom's property or any part thereof and issue debentures, whether secured or unsecured, whether outright or as security for debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited, but are subject to the restrictive financial covenants of the TL20 loan.


                                                       March 31,            September 30,            September 30,
                                                            2006                     2005                     2006
                                                              Rm                       Rm                       Rm
16. Number of shares in issue
    Issued and fully paid                                   6,791                    6,791                    5,339
    533,891,032 (September 30, 2005:
    544,944,897; March 31, 2006:
    544,944,897) ordinary
    shares of R10 each                                      5,449                    5,449                    5,339
    1 (September 30, 2005: 1;
    March 31, 2006: 1)
    Class A ordinary share of
    R10                                                         -                        -                        -
    1 (September 30, 2005: 1;
    March 31, 2006: 1)
    Class B ordinary share of R10                               -                        -                        -
    Share premium                                           1,342                    1,342                        -

                                                       Number of                Number of                 Number of
                                                          shares                   shares                    shares
The following table
illustrates the movement within the
number of shares issued:
Shares in issue at beginning of year                 557,031,819              557,031,819               544,944,899
Shares bought back                                  (12,086,920)             (12,086,920)              (11,053,865)
Shares in issue at end of year/period                544,944,899              544,944,899               533,891,034

The unissued shares are under the control of the directors of Telkom until the next Annual General Meeting. The directors have been given the authority by the shareholders to buy back Telkom's own shares up to a limit of 20% of the issued share capital as at October 20, 2006. This authority expires at the next Annual General Meeting.
                         March 31,     September 30,              September 30,
                              2006              2005                       2006
                                Rm                Rm                         Rm
Treasury shares            (1,809)           (1,809)                    (1,775)

At September 30, 2006 12,237,061 (September 30, 2005: 12,687,521; March 31,
2006: 12,687,521) and 10,849,058 (September 30, 2005: 10,849,058; March 31,
2006: 10,849,058) ordinary shares in Telkom, with a fair value of R1,646 million (September 30, 2005: R1,600 million; March 31, 2006: R2,038 million) and R1,459 million (September 30, 2005: R1,369 million; March 31, 2006: R1,743 million) are currently held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited respectively.
The shares held by Rossal No 65 (Proprietary) Limited are reserved for issue in terms of the Telkom Conditional Share Plan (TCSP) (Refer to note 17).
The reduction in the treasury shares is due to 450,460 shares that vested in terms of the TCSP during the six months ended September 30, 2006.
Share buy-back
During the six months ended September 30, 2006 Telkom bought back 11,053,865 ordinary shares at a total consideration of R1,454 million. This reduced Share capital by R110 million, Share premium by R1,342 million and Retained earnings by R2 million. During the year ended March 31, 2006 Telkom bought back 12,086,920 ordinary shares at a total consideration of R1,502 million. This reduced Share capital by R121 million and Share premium by R1,381 million.
The shares bought back in the current period are in the process of being cancelled from the issued share capital by the Registrar of Companies.


                                               March 31,    September 30,     September 30,
                                                    2006             2005              2006
                                                      Rm               Rm                Rm
17. Share-based
    compensation
    reserve
The compensation reserve represents the cumulative fair value of the equity-settled share-based payment transactions recognised in employee expenses during the vesting period of the equity instruments granted to all employees in terms of the Telkom Conditional Share Plan.
    Balance at beginning of year                      68               68               151
    Net increase in equity                            83               23                52
      Employee cost                                  120               60                86
      Accelerated vesting of shares                 (37)             (37)                 -
      Vesting and transfer of shares                   -                -              (34)
    Balance at end of year/period                    151               91               203


The following tables illustrate the movement of the maximum number of shares that will vest to employees:

                                       Number of   Number of  Number of
                                          shares      shares     shares

August 2004 grant:
Outstanding at beginning of the year   2,943,124  2,943,124   2,414,207
Granted during the year/period                90          -       1,077
Forfeited during the year/period        (67,573)   (43,792)    (38,226)
Settled during the year/period         (444,093)  (416,903)           -
Vested during the year/period           (17,341)   (17,341)   (450,460)
Outstanding at end of the year/period 2,414,207 2,465,088 1,926,598 June 2005 grant:
Outstanding at beginning of the year           -          -   1,930,687
Granted during the year/period         2,024,465  2,024,387         935
Forfeited during the year/period        (62,354)   (30,503)    (32,564)
Settled during the year/period          (19,096)          -           -
Vested during the year/period           (12,328)   (12,328)           -
Outstanding at end of the year/period  1,930,687  1,981,556   1,899,058

At September 30, 2006 the estimated total compensation expense to be recognised over the vesting period is R375 million (September 30, 2005: R376 million; March 31, 2006: R381 million), of which R86 million (September 30, 2005: R55 million; March 31, 2006: R127 million) was recognised in employee expenses for the six months ended September 30, 2006.

                           March 31,   September 30,   September 30,
                           2006        2005            2006
                           Rm          Rm              Rm
Interest-bearing debt
Long-term portion of       7,655       9,702           8,544
interest- bearing debt
Local debt                 6,296       8,320           6,484
Foreign debt               127         198             857
Finance leases             1,232       1,184           1,203
Current portion of         3,468       2,228           3,722
interest-bearing debt
Local debt                 2,642       1,433           3,437
Foreign debt               786         763             237
Finance leases             40          32              48

Movements in borrowings for the six month period ended September 30, 2006 are as follows:
Repayments/refinancing
Commercial Paper Bills with a nominal value of R430 million were redeemed in the current financial period. These redemptions were financed with cash flow from operations. Commercial Paper Bills with a nominal value of R1,146 million were issued and were outstanding as at September 30, 2006. These Commercial Paper Bills range in maturities from 3 to 5 days.
The medium-term loan to Vodacom International Limited that amounts to R1,382 million (Group share: R691 million) was refinanced during the current period. The loan is now repayable on July 26, 2009 and bears interest at an effective interest rate of LIBOR plus 0.35%.
Repayment/refinancing of current portion of interest-bearing debt

The repayment/refinancing of R3,722 million of the current portion of interest-bearing debt will depend on the market circumstances at the time of repayment. Included in the R3,722 million current portion is R2,100 million nominal value of the TL06 local bond that was repaid/refinanced on October 31, 2006 with cash from operations and Commercial Paper Bills respectively.
Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.

                                     March 31,    September 30,    September 30,
                                          2006             2005             2006
                                            Rm               Rm               Rm
19.  Commitments
     Capital commitments
     Capital commitments
     authorised                         10,265            4,938            6,621
     Fixed-line                          6,519            3,236            3,955
     Mobile                              3,746            1,702            2,666
     Commitments against
     authorized capital
     expenditure                           842            1,264            2,067
     Fixed-line                            200              550              721
     Mobile                                642              714            1,346
     Authorised capital
     expenditure not yet
     contracted                          9,423            3,674            4,554
     Fixed-line                          6,319            2,686            3,234
     Mobile                              3,104              988            1,320
Management expects these commitments to be financed from internally generated cash and other borrowings.
Other
The Group exposure is 50% of the following items:
Regulation of Interception of Communications and Communications-Related Information Act (`the Act')

The Act was proclaimed in the Government Gazette and has been made effective September 30, 2005 with the exception of the provisions dealing with customer registration which will come into effect once the legislative amendments allowing for electronic registration process are finalised. The cellular operators have succeeded in obtaining in principle support by the Department of Justice for an electronic registration process. The legislative amendments necessary to allow for electronic registration process are anticipated to be finalised before the end of 2006. Though the legislative process is still to be finalised, the other obligations imposed on the telecommunications services providers in terms of the legislation have become effective. In particular, the Vodacom Group had until May 28, 2006 to acquire and implement the monitoring and interception facilities as per the technical specifications of the facilities agreed upon between the Group and the Department of Justice and promulgated on November 28, 2005. A reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act going forward cannot be determined at this stage.
Global Alliance fees
The Vodacom Group pays annual fees from February 18, 2005 for the services provided by Vodafone Group Plc. The fee is calculated as a percentage of revenue and amounts to R119 million (March 31, 2006: R175 million).
Cointel VAS (Proprietary) Limited
An offer to acquire the remaining 49% interest in Cointel VAS (Proprietary) Limited (`Cointel') for R147 million from the minority shareholders was made and accepted. The effective date of the transaction is October 4, 2006. Subsequent to the purchase, Cointel will be fully sold by Vodacom Group (Proprietary) Limited to Smartphone SP (Proprietary) Limited for R300 million effective October 9, 2006. The Vodacom Group's effective shareholding in Cointel will therefore increase from 51% to 70% subsequent to the completion of these transactions.
Africell Cellular Services (Proprietary) Limited
An offer to acquire the cellular business of Africell Cellular Services (Proprietary) Limited for R80 million was made and accepted. Competition Commission approval has been obtained and the effective date of the transaction is October 1, 2006.
Management is still in the process of determining the fair value of all the identifiable assets, liabilities and contingent liabilities relating to Africell and disclosure thereof as required per IFRS3 Business Combinations would therefore be premature.

                                             March 31,   September 30,   September 30,
                                                  2006            2005            2006
                                                    Rm              Rm              Rm
20.         Contingencies
            Third parties                           30              30              31
            Fixed-line                              27              30              28
            Mobile                                   3               -               3
            Guarantee of employee housing           55              61              45

            loans


Third parties
These amounts represent sundry disputes with third parties that are not individually significant and that the Group does not intend to settle.
Guarantee of employee housing loans
Telkom guarantees a certain portion of employees' housing loans. The amount guaranteed differs depending on facts such as employment period and salary rates. When an employee leaves the employment of Telkom, any housing debt guaranteed by Telkom is settled before any pension payout can be made to the employee. Telkom recognises a provision when it becomes probable that a guarantee will be called. There is no provision outstanding in respect of these contingencies. The maximum amount of the guarantee in the event of the default is as disclosed above.
Supplier dispute
Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, the Company wrote off R119 million of this investment. Following an assessment of the viability of the project, the balance of the Telcordia investment was written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration where Telcordia was seeking approximately USD130 million plus interest at a rate of 15.50% per year for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favour of Telcordia. Telkom brought an application in the High Court in South Africa to review and set aside the partial award. Judgement in Telkom's favour was handed down on November 27, 2003.
On July 29, 2004, Telcordia filed a further petition to enforce the arbitrator's partial award in the District Court of New Jersey, USA. On December 8, 2004 the court dismissed Telcordia's petition. Telcordia's subsequent appeal was dismissed by the 3rd Circuit Appeal Court with one exception - it reversed the issue of the dismissal of the previous courts' decision on the basis that the US courts did not have personal jurisdiction over Telkom. Telkom has instructed its attorneys to pursue an appeal on this aspect only, to prevent Telcordia from bringing similar petitions in the future.
On November 29, 2004, the Supreme Court of Appeals, Bloemfontein granted Telcordia leave to appeal. The appeal was set down for hearing on October 30 and 31, 2006. Judgement is expected to be handed down before the end of 2006. The dispute between Telkom and Telcordia and the amount of Telkom's liability are not expected to be finalised until the end of 2006. As Telkom does not believe it has a present obligation, it has provided RNil (September 30, 2005: RNil, March 31, 2006: RNil) for its estimate of probable liabilities.
Competition Commission
The South African Value Added Network Services
The South African Value Added Network Services (`SAVA'), an association of value added network services (`VANS') providers, filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. Certain of the complaints have been referred to the Competition Tribunal by the Competition Commission for adjudication. A maximum administrative penalty of up to 10%, calculated with reference to Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commission has to date not imposed the maximum penalty.
Telkom has brought an application in the High Court in respect of the Competition Tribunal's jurisdiction to adjudicate this matter. Only the Competition Commission has opposed the application. Telkom is currently waiting for certain confidential documents contained in the Competition Commission's record of proceedings, after which Telkom may supplement their papers if necessary and after which the Competition Commission must file their answering affidavit. Telkom's attorneys are corresponding with the Competition Commission in this regard. Telkom is currently waiting for the Competition Commission to file its record of proceedings. The Competition Commission has now approached the High Court on application for an order directing which of the confidential documents can be included in the record of proceedings.
Telkom does not expect the Competition Tribunal to adjudicate on this matter within the next financial year.
The Internet Service Providers Association
The Internet Service Providers Association (`ISPA'), an association of internet service providers (`ISPs'), filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. A maximum administrative penalty of up to 10%, calculated with reference to Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The complaints deal with the cost of access to the South African Internet Exchange (`SAIX'), the prices offered by TelkomInternet, the alleged delay in provision of facilities to ISPs and the alleged favourable installation timelines offered to TelkomInternet customers. The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint.
Retention incentives
The Vodacom Group has committed a maximum of R1,296 million (September 30, 2005:
R243 million; March 31, 2006: R456 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded to new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.
Activation bonuses
The Vodacom Group has a potential liability in respect of activation bonuses payable related to starterpacks sold which have not yet been validated. The exposure is estimated at approximately R8 million (March 31, 2006: R9 million). Negative working capital ratio
At each of the financial periods ended September 30, 2006, September 30, 2005 and the year ended March 31, 2006 the Group had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.
VM, S.A.R.L. call option
In terms of the shareholders' agreement, the Vodacom Group's minority shareholder in VM, S.A.R.L., Empresa Mocambicana De Telecommunicacoes S.A.R.L. (`Emotel') has a call option for a period of four years following the commencement date, August 23, 2003. In terms of the option, Emotel shall be entitled to call on Vodacom International Limited such number of shares in and claims on loan accounts against VM, S.A.R.L. as constitute 25% of the entire issued share capital of that company. Emotel can exercise this option in full increments of 1%. The option can only be exercised on April 1 or October 1 of each calendar year for the duration of the option. The option price is specified in the shareholders' agreement. The call option has a RNil value at September 30, 2006 (March 31, 2006: RNil).

Smartphone SP (Proprietary) Limited put option
In terms of the shareholders' agreement, the minority shareholders of Smartphone SP (Proprietary) Limited have a put option against Vodacom Group (Proprietary) Limited, should the Vodacom Group or the company terminate or fail to renew the service provider agreement for any reason other than the expiry or cancellation of the Group's South African licence. The put option has a RNil value at September 30, 2006 (March 31, 2006: RNil) as the conditions set out in the agreement have not been met.
Smartcom (Proprietary) Limited put option
In terms of the agreement between the Vodacom Group, Smartphone SP (Proprietary) Limited (`Smartphone') and the minority shareholders of Smartcom (Proprietary) Limited (`Smartcom'), all shareholders of Smartcom have a put option against the Vodacom Group, should the Vodacom Group reduce the standard service provider discount below certain percentages as stipulated in the put option agreement. The put option has a RNil value at September 30, 2006 (March 31, 2006: RNil) as the conditions set out in the agreement have not been met.
Congolese Wireless Network s.p.r.l. put option
In terms of a shareholders' agreement, the Vodacom Group's joint venture partner in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l. (`CWN') has a put option which comes into effect three years after the commencement date, December 1, 2001, and for a maximum of five years thereafter. In terms of the option, CWN shall be entitled to put to Vodacom International Limited such number of shares in and claims on its loan account against Vodacom Congo (RDC) s.p.r.l. as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo
(RDC) s.p.r.l. The option price will be fair market value of the related shares at the date the put option is exercised.
In terms of IAS32 Financial Instruments: Disclosure and Presentation (`IAS32'), a contract that contains an obligation for an entity to purchase its own equity instruments for cash or another financial asset gives rise to a financial liability for the present value of the redemption amount. In accordance with IAS39 Financial Instruments: Recognition and Measurement (`IAS39'), all subsequent changes in the fair value of the financial liability should be recognised as income or expense within the consolidated income statement.

In terms of IAS32, the put option gives rise to a financial liability of R183 million (Group share: R92 million) at September 30, 2006 (March 31, 2006: RNil). Cointel VAS (Proprietary) Limited put option
In terms of the sale of shares agreement between the Vodacom Group and the sellers of shares in Cointel VAS (Proprietary) Limited (`Cointel'), the sellers have been granted a put option that requires Vodacom Group to purchase all (and not part only) of the sellers' shares in Cointel. The sellers will only be capable to exercise the put option if the recharge agreement with Vodacom (Proprietary) Limited is not continued after August 31, 2008 on terms and conditions reasonably acceptable to the sellers. The put option has a RNil value at September 30, 2006 (March 31, 2006: RNil) as the conditions set out in the agreement have not been met.


                                                            March 31,               September 30,             September 30,
                                                                 2006                        2005                      2006
                                                                   Rm                          Rm                        Rm
21.        Segment information
           Eliminations represent the
           inter-segmental transactions that have
           been eliminated against segment
           results. The mobile segment
           represents the Group's joint venture
           Vodacom. Business Segment
           Consolidated revenue                                47,625                      23,447                    25,147
           Fixed-line                                          32,749                      16,398                    16,514
             To external customers                             32,039                      16,074                    16,139
             Intercompany                                         710                         324                       375
           Mobile                                              17,021                       8,088                     9,733
             To external customers                             15,586                       7,373                     9,008
             Intercompany                                       1,435                         715                       725
           Elimination                                        (2,145)                     (1,039)                   (1,100)
           Other income                                           480                         287                       213
           Fixed-line                                             430                         270                       189
           Mobile                                                  50                          20                        24
           Elimination                                              -                         (3)                         -
           Operating expenses                                  33,428                      16,109                    17,675
           Fixed-line                                          22,937                      11,156                    11,501


           Elimination                                        (1,435)                       (718)                     (725)
           Mobile                                              12,636                       5,995                     7,274
           Elimination                                          (710)                       (324)                     (375)
           Consolidated operating profit                       14,677                       7,625                     7,685
           Fixed-line                                          10,242                       5,512                     5,202
           Elimination                                            725                         394                       350
           Mobile                                               4,435                       2,113                     2,483
           Elimination                                          (725)                       (394)                     (350)
           Consolidated investment income                         397                         217                       170
           Fixed-line                                           2,583                       1,037                     1,406
           Elimination                                        (2,250)                       (850)                   (1,250)
           Mobile                                                  64                          30                        14
           Consolidated finance charges                         1,223                         744                       437
           Fixed-line                                             839                         524                       425
           Mobile                                                 384                         220                        12
           Consolidated taxation                                4,523                       2,739                     2,844
           Fixed-line                                           2,981                       2,012                     1,916
           Mobile                                               1,542                         727                       928
           Minority interests                                     139                          71                        74
           Fixed-line                                              81                          59                        53
           Mobile                                                  58                          12                        21
           Profit attributable to
           equity holders
           of Telkom                                            9,189                       4,288                     4,500
           Fixed-line                                           8,924                       3,954                     4,214
           Elimination                                        (1,525)                       (456)                     (900)
           Mobile                                               2,515                       1,184                     1,536
           Elimination                                          (725)                       (394)                     (350)
           Consolidated assets                                 54,306                      50,586                    53,540
           Fixed-line                                          43,748                      39,199                    42,120
           Mobile                                              12,262                      12,550                    13,029
           Elimination                                        (1,704)                     (1,163)                   (1,609)
           Investments                                          2,963                       2,523                     1,235
           Fixed-line                                           2,861                       2,523                     1,112
           Mobile                                                 102                           -                       123
           Financial assets                                       275                         394                       576
           Fixed-line                                             256                         262                       434
           Mobile                                                  19                         132                       142
           Total assets                                        57,544                      53,503                    55,351
           Consolidated liabilities                            15,171                      15,124                    14,380
           Fixed-line                                          10,409                       9,603                     9,000


           Mobile                                               6,466                       6,684                     6,989
           Elimination                                        (1,704)                     (1,163)                   (1,609)
           Interest-bearing debt                               11,123                      11,930                    12,266
           Fixed-line                                           9,889                      10,638                    10,894
           Mobile                                               1,234                       1,292                     1,372
           Financial liabilities                                  235                         350                       122
           Fixed-line                                             205                         297                       119
           Mobile                                                  30                          53                         3
           Tax liabilities                                      1,549                       1,576                       583
           Fixed-line                                           1,234                       1,298                       342
           Mobile                                                 315                         278                       241
           Total liabilities                                   28,078                      28,980                    27,351
           Other segment
           information
           Capital expenditure for property,
           plant and equipment                                  6,310                       2,565                     3,913
           Fixed-line                                           3,960                       1,423                     2,546
           Mobile                                               2,350                       1,142                     1,367
           Capital expenditure for intangible
           assets                                               1,196                         531                       277
           Fixed-line                                             975                         435                        73
           Mobile                                                 221                          96                       204
           Depreciation and amortisation                        5,714                       2,740                     2,454
           Fixed-line                                           4,216                       2,037                     1,667
           Mobile                                               1,498                         703                       787
           Impairment and asset write-offs                        162                          64                        86
           Fixed-line                                             188                          98                        67
           Mobile                                                (26)                        (34)                        19

                                                                March 31,         September 30,          September 30,
                                                                     2006                  2005                   2006
                                                                       Rm                    Rm                     Rm
22.        Related parties
           Details of material
           transactions and balances
           with related parties
           not disclosed elsewhere in the
           condensed consolidated interim
           financial statements were as follows:
           With joint venture:
           Vodacom Group (Proprietary) Limited
           Related party balances
           Trade receivables                                           48                    46                     59
           Trade payables                                           (256)                 (267)                  (303)
           Related party transactions
           Income                                                   (710)                 (324)                  (375)
           Expenses                                                 1,435                   715                    725
           Audit fees                                                   3                     1                      1
           With shareholder:
           Government
           Related party balances
           Trade receivables                                          194                   214                    236
           Related party transactions
           Revenue                                                (2,106)               (1,060)                (1,105)
           With entities under common control:
           Major public entities
           Related party balances
           Trade receivables                                           30                    32                     46
           Trade payables                                             (2)                   (2)                    (5)

           The outstanding balances
           are unsecured and will be
           settled in cash in the
           ordinary course of
           business.
           Related party


           transactions
           Revenue                                                  (346)                 (172)                  (149)
           Expenses                                                   172                    79                     94
           Rent received                                             (17)                   (5)                    (9)
           Rent paid                                                   56                     5                     35
           With key management personnel:
           (Including directors' emoluments)
           Short-term employee benefits*                              171                    90                    114
           Post-employment benefits                                     4                     1                      3
           Termination benefits                                        12                     2                      -
           Equity compensation benefits                                 6                     3                      2

* The comparatives for March 31, 2006 and September 30, 2005 were restated to include directors' emoluments of Vodacom which were previously excluded.
Terms and conditions of transactions with related parties
The sales to and purchases from related parties of telecommunication services are made at arm's length prices. Except as indicated above, outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Except as indicated above, for the six months ended September 30, 2006, the Group has not made any impairment of amounts owed by related parties (September 30, 2005: Nil; March 31, 2006: Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.


                                                         March 31,              September 30,               September 30,
                                                              2006                       2005                        2006
                                                                Rm                         Rm                          Rm
23. Acquisition of minorities

Smartphone SP (Proprietary) Limited and subsidiaries
On August 30, 2006, the Vodacom Group acquired a further 19% interest in the equity of Smartphone SP (Proprietary) Limited, which had a 85.75% shareholding in Smartcom (Proprietary) Limited at that time, 100% shareholding in Stand 13 Eastwood Road Dunkeld (Proprietary) Limited and 52% shareholding in Ithuba Smartcall (Proprietary) Limited. The acquisition was preliminarily accounted for using the parent entity extension method.


           Minority interest acquired                                      11

           Goodwill                                                       157
           Purchase price (including capitalised cost)                    168

The purchase price (excluding capitalised cost) of R167 million was payable at September 30, 2006 and included as part of Trade and other payables at that date. The goodwill related to the acquisition represents future synergies and are allocated to the South African cash-generating unit.
Smartcom (Proprietary) Limited
On September 13, 2006, the Vodacom Group acquired a further 2.25% interest in the equity of Smartcom (Proprietary) Limited. The acquisition was preliminarily accounted for using the parent entity extension method.


Minority interest acquired (< R1 million)                                   -
Goodwill                                                                    4
Purchase price                                                              4


The purchase price of R4 million was payable at September 30, 2006 and included as part of Trade and other payables at that date. The goodwill related to the acquisition represents future synergies and are allocated to the South African cash-generating unit.
Total minority interest acquired                                           11

24. Business Connexion Group Limited (`BCX')
On April 4, 2006, Telkom announced its firm intention to make an offer to acquire the entire issued share capital of BCX, other than the BCX shares held as treasury shares and, if the trustees of the BCX share incentive trust so agree, the BCX shares held by the BCX share incentive trust. Telkom will acquire the outstanding options in BCX on the same terms and conditions as the offer for the shares. The offer will be implemented by way of a scheme of arrangement in terms of section 311 of the Companies Act, as proposed by Telkom between BCX and its shareholders.
Telkom's offer is for the entire issued share capital of BCX at a cash consideration of R9.00 per share for an aggregate of R2.4 billion, including outstanding options. In addition, Telkom has agreed to BCX paying a dividend of R0.25 per share following the scheme meeting, but prior to the implementation of the scheme. Furthermore, Telkom has agreed to BCX continuing to pay dividends in the ordinary course of business in line with its current policy to maintain a three times dividend cover ratio, excluding exceptional items, provided that such dividends do not materially alter the net cash position of BCX as of November 30, 2005, unless such diminution in cash occurred due to an increase in assets of BCX. Telkom's offer is subject to the fulfilment, by no later than December 15, 2006, of conditions precedent.
On June 12, 2006, BCX's shareholders voted in favour of the scheme and on June 20, 2006, the South African courts sanctioned the scheme, subject to the approval of the offer by the South African competition authorities, either unconditionally or subject to such conditions as may be acceptable to Telkom by no later than December 15, 2006, or such later date as agreed between Telkom and BCX.
Furthermore, Telkom has entered into an agreement with Gadlex (Proprietary) Limited (`Gadlex') to acquire a certain percentage of Gadlex's investment in Business Connexion (Proprietary) Limited, BCX's major operating subsidiary, at the implied value of the offer for BCX.
The Competition Commission has agreed to refer the matter to the Competition Tribunal by November 17, 2006 and a pre-hearing is scheduled at the Competition Commission for November 24, 2006.
25. Significant events
Swiftnet (Proprietary) Limited
Telkom is in the process of selling a 30% shareholding in its subsidiary Swiftnet (Proprietary) Limited in order to comply with existing licence requirements from the Independant Communications Authority of South Africa (`ICASA'). This process is expected to be finalised by the end of December 2006. Telkom Media (Proprietary) Limited
On August 31, 2006 Telkom announced the creation of a new subsidiary, Telkom Media (Proprietary) Limited, a private company with a 41.5% Black Economic Empowerment (`BEE') shareholding, which is one of 18 companies that applied to ICASA for a commercial satellite and cable subscription broadcast licence. ICASA is expected to award the licences sometime in the middle of next year.
The BEE shareholders are Videovision Entertainment, MSG Afrika Media and WDB Investment Holdings (Proprietary) Limited. This shareholding combines a wealth of electronic media expertise. Telkom Media will offer two media- and entertainment services: satellite pay-TV and cable TV (IPTV) and will aim to stimulate and lift demand for entertainment services and act as a catalyst for the development of convergent solutions in South Africa. The goal is to substantially broaden access to pay-TV services within the South African population and open the gateway to new converged services.
Initial offerings in the satellite subscription service will provide subscribers with access to seven locally compiled television channels which will contain a significant amount of local content.
26. Subsequent events
Refinancing of the TL06 bond
The TL06 bond with a nominal value of R2,100 million was repaid/refinanced on October 31, 2006 with cash from operations and Commercial Paper Bills respectively.
Other matters
The directors are not aware of any other matter or circumstance since the financial period ended September 30, 2006 and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.
10. Supplementary Information

In connection with the US Securities Exchange Commission Rules relating to "Conditions for use of Non-GAAP Financial Measures", EBITDA and headline earnings have been reconciled to net profit.


                                                        Year ended
                                                         March 31,                          Six months ended September 30
                                                          Restated                        Restated
In ZAR millions                                               2006                            2005            2006      %
EBITDA
Earnings before
interest, taxation,
depreciation and
amortisation (EBITDA)
can be reconciled as
follows:
EBITDA                                                      20,553                          10,429          10,225
Depreciation,
amortisation,
impairment and
write-offs                                                 (5,876)                         (2,804)         (2,540)
Investment income                                              397                             217             170
Finance charges                                            (1,223)                           (744)           (437)
Taxation                                                   (4,523)                         (2,739)         (2,844)
Minority interests                                           (139)                            (71)            (74)
Net profit                                                   9,189                           4,288           4,500

Headline earnings
The disclosure of headline earnings is a requirement of the JSE Securities Exchange, South Africa and is not a recognised measure under US GAAP.


Headline earnings can be reconciled as follows:
Earnings as reported                                    9,189        4,288         4,500
Profit on disposal of investment                        (163)        (122)          (43)
Net profit and loss on disposal of property,
plant and equipment and intangible assets                (79)         (68)             5
Impairment of property, plant and equipment
and intangible assets                                    (26)         (34)            19
Write-offs of property, plant and equipment               188           98            67
Acquisition of subsidiary                                (35)            -             -
Tax and minority interest effects                          23           37          (14)
Headline earnings                                       9,097        4,199         4,534


US DOLLAR CONVENIENCE


                                         Year ended
                                          March 31,              Six months ended September 30
                                           Restated     Restated
                                               2006         2005         2006                %
Revenue                                       7,744        3,692        3,241           (12.2)
Operating profits                             2,387        1,201          990           (17.6)
Net profit                                    1,516          686          589           (14.1)
EBITDA                                        3,342        1,642        1,318           (19.7)
EPS (cents)                                   283.9        127.1        111.9           (12.0)
Net debt                                      1,110        1,722        1,502           (12.8)
Total assets                                  9,357        8,426        7,133           (15.3)
Cash flow from operating activities           1,546          138           99           (28.3)
Cash flow used in investing activities      (1,185)        (485)        (529)              9.1
Cash flow used in financing activities         (42)          135        (105)          (177.8)
Exchange rate
Period end1
US$1 = ZAR                                     6.15         6.35         7.76             22.2
1. Noon buying rate

11. Special Note Regarding Forward-looking Statements
All of the statements included in this document, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. "Key Information-Risk Factors," of Telkom's most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African telecommunications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Vodacom's and Telkom's ability to expand their operations and make investments and acquisitions in other African and other countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom that may limit our flexibility and ability to implement our preferred strategies; Vodacom's continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government's other positions in the telecommunications industry; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearing before the Competition Commission; its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favourable terms, rates and conditions for the provision of interconnection services and facilities; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, Number Portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communication and Provision of Communication - Related Information

Act; Telkom's ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labour laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.
We caution you not to place undue
reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in our expectation.